Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2025

May 9, 2025

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 9, 2025 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2025 and 2024 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay" or the "Company"  refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2025.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in Hudbay's MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- Hudbay uses a number of non-GAAP financial performance measures in Hudbay's MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Persons and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 59 of this MD&A.

Additional information regarding Hudbay, including the risks related to its business and those that are reasonably likely to affect its consolidated interim financial statements in the future, is contained in Hudbay's  continuous disclosure materials, including its most recent Annual Information Form, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

HUDBAY'S BUSINESS

Hudbay is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States. Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. The Company's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations. Hudbay is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

HUDBAY'S PURPOSE

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Hudbay transforms lives: Hudbay invests in its employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from the Company's presence.

Hudbay operates responsibly: From exploration to closure, Hudbay operates safely and responsibly, welcomes innovation and strives to minimize its environmental footprint while following leading operating practices in all facets of mining.

Hudbay provides critical metals: Hudbay produces copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Achieved Record Adjusted EBITDA Driven by Strong Gold Production, Stable Copper Production and Industry leading Margins; 2025 Production and Cost Guidance Reaffirmed

- Achieved revenue of $594.9 million and record quarterly adjusted EBITDA1 of $287.2 million in the first quarter of 2025.

- Strong financial results were driven by record low consolidated cash cost performance, as all three business units expanded operating cost margins and executed on planned strategies.

- Consolidated copper production of 30,958 tonnes in the first quarter was in line with quarterly cadence expectations. Consolidated gold production of 73,784 ounces was better than quarterly cadence expectations driven by outperformance in Manitoba.

- Industry-leading cost performance continues with record low consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, of $(0.45) and $0.72, respectively, in the first quarter of 2025.

- Reaffirmed full year 2025 consolidated production guidance of 117,000 to 149,000 tonnes of copper and 247,500 to 308,000 ounces of gold. Reaffirmed all 2025 cost guidance, including consolidated cash cost1 guidance of $0.80 to $1.00 per pound of copper and sustaining cash cost1 guidance of $2.25 to $2.65 per pound of copper.

- Peru operations continued to benefit from strong and consistent mill throughput, achieving an average of approximately 90,200 tonnes per day in the first quarter. Copper production of 20,293 tonnes and gold production of 7,869 ounces was in line with quarterly cadence expectations. Peru cash cost1 per pound of copper produced, net of by-product credits, of $1.11 was better than expected as the Peru operations demonstrated strong cost control and benefited from higher by-product prices.

- Manitoba operations produced 60,354 ounces of gold in the first quarter, exceeding quarterly cadence expectations as a result of better-than-expected gold grades and recoveries. Manitoba cash cost1 per ounce of gold produced, net of by-product credits, was $376 during the first quarter, a significant decrease compared to prior quarters and continuing to achieve industry-leading cost performance.

- British Columbia operations produced 7,196 tonnes of copper at a cash cost1 per pound of copper produced, net of by-product credits, of $2.44 in the first quarter, in line with quarterly cadence expectations.

- First quarter net earnings attributable to owners and earnings per share attributable to owners were $100.4 million and $0.25, respectively, a significant increase compared to the first and fourth quarter of 2024, driven by high gross margins with strong revenue and unit cost control. After adjusting for various non-cash items on a pre-tax basis, first quarter adjusted earnings1 per share attributable to owners was $0.24.

- Cash and cash equivalents and short-term investments were $582.6 million and total liquidity was $1,008.5 million at the end of the first quarter of 2025.

- Net debt to adjusted EBITDA ratio1 was 0.6x in the first quarter of 2025, in line with the fourth quarter of 2024 and significantly improved from 1.3x in the first quarter of 2024 because of successful deleveraging efforts throughout 2024.

Meaningful Gold Exposure and Steady Copper Performance Driving Continued Free Cash Flow Generation

- Hudbay's unique copper and gold diversification in Peru and Canada provides exposure to higher copper and gold prices and attractive free cash flow generation.

- While the majority of revenues continue to be derived from copper production, gold represented a higher portion of total revenues at 38% in the first quarter of 2025 compared to 35% in the fourth quarter of 2024, which was driven by high gold production in Manitoba and exposure to higher gold prices.

- Delivered the seventh consecutive quarter of meaningful free cash flow3 generation as a result of continued strong copper and gold production and effective cost control across all business units.

- Achieved record adjusted EBITDA1 of $287.2 million in the first quarter of 2025, representing a 12% increase from the fourth quarter of 2024 and a 34% increase from the first quarter 2024.

- Over the last twelve months, generated more than $350 million in free cash flow and $895.7 million in adjusted EBITDA1.

- Significant exposure to higher copper and gold prices with a $100 million increase to operating cash flow for every 10% increase in annual copper price and a $56 million increase in operating cash flow for every 10% increase in annual gold price, using the mid-point of 2025 guidance ranges2.

Reinvesting in High-return Growth Initiatives to Further Enhance Copper and Gold Exposure

- Advancing high-return brownfield mill initiatives and greenfield copper projects to drive near-term and long-term production growth with $25.5 million in growth capital expenditures during the first quarter of 2025.

- Consolidated copper production is expected to average 144,0002 tonnes per year over the next three years, maintaining stable production levels from 2024. Consolidated copper production of 161,0002 tonnes is expected in 2027, representing a 17% increase from 2024 and reflects the benefits from the completion of the optimization efforts at Copper Mountain.

- Strong complementary gold exposure with consolidated gold production expected to average 253,0002 ounces per year over the next three years, reflecting continued strong production in Manitoba.

- Following quarter-end, completed transaction with MMC to consolidate 100% ownership of the Copper Mountain mine in a highly accretive transaction to further increase Hudbay's exposure to a long-life, high-quality copper asset in a tier-1 mining jurisdiction, resulting in a 200% increase in attributable copper production from Copper Mountain in 2027 compared to 2024.

- Advancing feasibility studies and minority joint venture partner process for Copper World. Copper World is the highest grade and lowest capital intensity fully permitted copper project in the Americas.

- Optimization efforts at Copper Mountain are focused on executing the planned accelerated stripping program and mill throughput improvement projects, including the planned conversion of the third ball mill to a second SAG mill in the second half of 2025.

- Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the multi-step regulatory process.

- Achieved significant progress with the development of the drifts towards the 1901 deposit in Snow Lake where a recent exploration drill hole intersected zinc-rich massive sulphides 20 metres earlier than anticipated, and planned first ore remains on track for the second quarter of 2025. Exploration and definition drilling planned over the next two years.

- Large exploration program in Snow Lake continues to execute threefold strategy focused on near-mine exploration to increase near-term production and mineral reserves, testing regional satellite deposits for additional ore feed to utilize available capacity at the Stall mill, and exploring the large land package for a potential new anchor deposit to meaningfully extend mine life.

- Signed exploration agreement with the Mosakahiken Cree Nation related to the Talbot copper-zinc-gold deposit near Snow Lake, representing the second First Nations exploration agreement that Hudbay has entered into this year as the Company continues to build positive relationships and advance shared opportunities with local First Nations communities.

- Enhancing stakeholder engagement and advancing additional metallurgical studies at the Mason copper project in Nevada.

- Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and economic evaluation to assess the possibility of producing critical minerals and precious metals in an environmentally friendly manner.

Summary of First Quarter Results

Consolidated copper production of 30,958 tonnes in the first quarter of 2025 was in line with quarterly production cadence expectations, while consolidated gold production of 73,784 ounces was better than quarterly production cadence expectations. Consolidated copper and gold production was lower than the fourth quarter of 2024 due to lower planned grades in Peru as Hudbay is completing the final stripping phase in the high-grade Pampacancha pit, partially offset by higher gold production in Manitoba from better-than-expected gold grades. Consolidated silver production of 919,775 ounces and zinc production of 6,265 tonnes in the first quarter of 2025 were lower than the fourth quarter of 2024 primarily due to lower grades in Peru as the Company completed planned stripping activities.

Cash generated from operating activities of $124.8 million decreased compared to the same period in 2024 and to the fourth quarter of 2024 as a result of higher cash taxes paid which are a function of higher profits in earlier quarters in Peru and Manitoba. Operating cash flow before change in non-cash working capital was $163.5 million during the first quarter of 2025, reflecting an increase of $16.0 million compared to the same period in 2024 and a decrease of $68 million compared to the fourth quarter of 2024. The increase compared to the first quarter of 2024 reflects the higher copper and gold realized prices during the quarter and strong operating cost performance, partially offset by lower sales volume and higher cash taxes paid. The decrease compared to the fourth quarter of 2024 was primarily the result of lower gold and copper sales volumes in Peru as expected.

First quarter adjusted EBITDA1 was $287.2 million, a 12% increase compared to $257.3 million in the fourth quarter of 2024 as exposure to higher copper and gold prices in the quarter offset the lower sales volume. First quarter adjusted EBITDA increased by 34% compared to $215.0 million in the first quarter of 2024 as a result of the aforementioned lower sales volume was offset by the higher realized copper and gold prices during the quarter.

Net earnings attributable to owners in the first quarter of 2025 was $100.4 million, or $0.25 per share, compared to $22.3 million, or $0.06 per share, in the first quarter of 2024 and $21.2 million, or $0.05 per share, in the fourth quarter of 2024. The significant increase in earnings is the result of high gross margins from strong revenue growth on the back of higher realized copper and gold prices and strong unit cost control. In addition to higher mining and income tax expense experienced in the first quarter of 2025, the quarter was also impacted by various non-cash charges for revaluation loss of closed sites reclamation provisions, mark-to-market revaluation gain on various instruments, and foreign exchange gain, among other items.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the first quarter of 2025 were $93.8 million and $0.24 per share, respectively, after adjusting for various non-cash items on a pre-tax basis such as a non-cash loss of $12.8 million related to quarterly revaluation of Hudbay's closed site environmental reclamation provision, a $10.5 million variable consideration adjustment gain associated with the stream revenue and accretion, a $3.1 million mark-to-market revaluation gain on various instruments such as unrealized strategic copper hedges, investments and share-based compensation, a non-cash $3.1 million foreign exchange gain, and a $1.9 million gain related to flow-through share expenditures, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $59.9 million and $0.17 per share in the first quarter of 2024 and $70.3 million and $0.18 per share in the fourth quarter of 2024. The sharp increase in adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 is for the same reasons discussed above for net earnings.

In the first quarter of 2025, consolidated cash cost per pound of copper produced, net of by-product credits1, achieved record low levels of $(0.45), compared to $0.45 in the fourth quarter of 2024. This improvement was a result of higher by-product credits and strong operating cost performance across all business units partially offset by expected lower production levels in Peru during the quarter. When compared to the first quarter of 2024, consolidated cash cost per pound of copper, net of by-product credits1 decreased by $0.61. This improvement is largely driven by the aforementioned higher by-product credits and strong operating cost performance during the quarter.

Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was a record low at $0.72 in the first quarter of 2025, compared to $1.37 in the fourth quarter of 2024. The improvement was driven by the same factors impacting consolidated cash cost and slightly lower sustaining capital expenditures in the first quarter. First quarter of 2025 consolidated sustaining cash cost per pound of copper produced, net of by-product credit1, was lower than $1.00 in the first quarter of 2024. This decrease was primarily due to the same reasons outlined above, partially offset by higher sustaining capital expenditures.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $0.97 in the first quarter of 2025, lower than $1.53 in the fourth quarter of 2024 mainly due to the same reason outlined above. First quarter of 2025 consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was also lower than $1.29 in the same period in 2024 due to the same reasons outlined above as well as lower corporate G&A and regional costs.

As at March 31, 2025, total liquidity was $1,008.5 million, including $562.6 million in cash and cash equivalents, $20.0 million in short-term investments as well as undrawn availability of $425.9 million under Hudbay's revolving credit facilities. Net debt1 at the end of the first quarter was $526.1 million and remained consistent with the fourth quarter of 2024. Hudbay expects that the current liquidity together with cash flows from operations will be sufficient to meet the Company's liquidity needs for the year.

*Copper equivalent production is calculated using the quarter average LME prices for each metal.

1 Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Calculated using the mid-point of the annual guidance range.

3 Free cash flow is calculated as operating cash flow before changes in non-cash working capital less sustaining capital expenditures and cash payments from operating sites related to leases, equipment financings and community agreements.

KEY FINANCIAL RESULTS

Financial Condition
(in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2025	Dec. 31, 2024
Cash and cash equivalents and short-term investments	$582.6	$581.8
Total long-term debt	1,108.7	1,107.5
Net debt[1]	526.1	525.7
Working capital[2]	598.0	511.3
Total assets	5,507.0	5,487.6
Equity attributable to owners of the Company	2,653.2	2,553.2
Net debt to adjusted EBITDA [1]	0.6	0.6
[1] Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

Financial Performance	Three months ended
(in $ millions, except per share amounts or as noted below)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Revenue	$594.9	$584.9	$525.0
Cost of sales	363.6	400.5	373.0
Earnings before tax	171.3	103.7	67.8
Net earnings	99.2	19.3	18.5
Net earnings attributable to owners	100.4	21.2	22.3
Basic and diluted earnings per share - attributable	0.25	0.05	0.06
Adjusted earnings per share - attributable[1]	0.24	0.18	0.17
Operating cash flow before change in non-cash working capital	163.5	231.5	147.5
Adjusted EBITDA[1]	287.2	257.3	215.0
[1] Adjusted earnings per share - attributable to owners and adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Guidance
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024	Annual 2025
Contained metal in concentrate and doré produced[1]
Copper	tonnes	30,958	43,262	34,749	117,000 - 149,000
Gold	oz	73,784	94,161	90,392	247,500 - 308,000
Silver	oz	919,775	1,311,658	947,917	3,520,000 - 4,390,000
Zinc	tonnes	6,265	8,385	8,798	21,000 - 27,000
Molybdenum	tonnes	397	195	397	1,300 - 1,500
Payable metal sold
Copper	tonnes	31,768	37,927	33,608
Gold[2]	oz	75,092	92,734	108,081
Silver[2]	oz	1,006,968	1,150,518	1,068,848
Zinc	tonnes	4,857	5,261	6,119
Molybdenum	tonnes	448	182	415
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes total payable gold and silver in concentrate and in doré sold.

KEY COST RESULTS

		Three months ended			Guidance
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024	Annual 2025
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	1.11	1.00	0.43	1.35 - 1.65
Sustaining cash cost[1]	$/lb	1.92	1.48	1.02
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	376	607	736	650 - 850
Sustaining cash cost[1]	$/oz	626	908	950
British Columbia cash cost per pound of copper produced
Cash cost[1]	$/lb	2.44	3.00	3.49	2.45 - 3.45
Sustaining cash cost[1]	$/lb	4.24	5.76	4.85
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	(0.45)	0.45	0.16	0.80 - 1.00
Sustaining cash cost[1]	$/lb	0.72	1.37	1.00	2.25 - 2.65
All-in sustaining cash cost[1]	$/lb	0.97	1.53	1.29
[1] Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

RECENT DEVELOPMENTS

Consolidated 100% Ownership in Copper Mountain

On March 27, 2025, Hudbay announced an agreement with Mitsubishi Materials Corporation ("MMC") to acquire MMC's 25% minority interest in Copper Mountain for an upfront cash payment of $4.5 million and up to $39.75 million in deferred and contingent cash payments. The transaction closed on April 30, 2025 and Hudbay now holds a 100% interest in the Copper Mountain mine. In connection with the transaction, Hudbay is solely responsible to settle any of Copper Mountain's outstanding obligations, including an intercompany loan owing to Hudbay, of which 25% represents approximately $104 million. The transaction is highly accretive to Hudbay's net asset value per share and increases Hudbay's exposure to a long-life, high-quality copper asset in a tier-1 mining jurisdiction. The additional attributable production from the Copper Mountain mine reinforces Hudbay's position as the second largest copper producer in Canada and further strengthens its position as a North American copper champion. Hudbay has initiated a review of its Canadian corporate structure which is anticipated to generate tax synergies through the sharing of tax pools between its various Canadian entities.

Continued Free Cash Flow Generation from Steady Operating Performance and Strong Copper and Gold Exposure

Hudbay has delivered seven consecutive quarters of meaningful free cash flow1  generation as a result of brownfield investments, continuous operational improvement efforts and steady cost control across the business. Over the last twelve months, the Company has generated more than $350 million in free cash flow1 and $895.7 million in adjusted EBITDA2 .

While a majority of revenues continue to be derived from copper production, gold continues to represent more than 35% of total revenues. The unique copper and gold diversification is derived from copper and gold production in Peru, gold production from Manitoba and copper production contribution from British Columbia. The diversified and stable operating platform provides significant exposure to higher copper and gold prices. Using the mid-point of Hudbay's 2025 guidance ranges, a 10% increase in annual copper and gold prices would increase operating cash flow by $100 million and $56 million, respectively, as disclosed with Hudbay's 2025 guidance announcement in February3.

During the first quarter of 2025, the Company invested $25.5 million in growth capital expenditures relating to advancing high-return brownfield mill initiatives and greenfield copper projects to drive near-term and long-term production growth. Hudbay's balance sheet is well positioned to continue to advance its several growth initiatives. Net debt2 of $526.1 million in the first quarter of 2025 remained consistent with the fourth quarter of 2024 and reflects the deleveraging efforts completed in 2024. Hudbay's net debt to adjusted EBITDA ratio2 was 0.6x in the first quarter of 2025, in line with the fourth quarter of 2024 and significantly improved from 1.3x in the first quarter of 2024 because of successful deleveraging efforts throughout 2024.

Annual Reserve and Resource Update and Three-Year Production Guidance

Hudbay provided its annual mineral reserve and resource update and issued new three-year production guidance on March 27, 2025.

In Peru, current mineral reserve estimates total 517 million tonnes at 0.25% copper containing approximately 1.3 million tonnes of copper. In 2024, the Company increased mineral reserve estimates at Constancia to include the addition of a tenth mining phase in the Constancia pit after conducting positive geotechnical drilling and studies in 2023. This extended the expected mine life at Constancia by three years to 2041. Mining at the high-grade Pampacancha satellite pit commenced in 2021 and is expected to extend until early December 2025. The mine plan has smoothed Pampacancha production throughout 2025, resulting in total mill ore feed for 2025 from Pampacancha to be ~25%, lower than the typical one-third in prior years. Annual production at the Constancia operations is expected to average approximately 88,0003 tonnes of copper and 31,0003 ounces of gold over the next three years. This reflects steady copper production levels as higher mill throughput is expected to offset lower grades starting in 2026 after the depletion of Pampacancha in late 2025.

In Snow Lake, the current mineral reserve estimates a total of approximately 16 million tonnes with approximately 1.7 million ounces in contained gold and an expected mine life to 2037. Snow Lake's life-of-mine production schedule has been optimized for higher mill throughput rates at New Britannia, maximizing gold production and cash flows. In 2024, record annual gold production of 214,225 ounces was achieved in Snow Lake through a combination of higher metallurgical recoveries at the New Britannia and Stall mills, despite processing lower gold grades year-over-year, and the strategic allocation of more gold ore feed to the New Britannia mill. Annual gold production from Snow Lake is expected to average more than 193,0003 ounces over the next three years. The impressive operating performance has resulted in 2025 gold production guidance being 8% higher than the previous 2025 guidance of 185,0003 ounces, and 2026 gold production guidance being 3% higher than the previous 2026 guidance of 185,0003 ounces. Similarly, the midpoint of the 2027 gold production guidance is 17% higher than the anticipated 2027 production in the most recent technical report.

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1 Free cash flow is calculated as operating cash flow before changes in non-cash working capital less sustaining capital expenditures and cash payments from operating sites related to leases, equipment financings and community agreements.
2 Adjusted EBITDA, net debt and net debt to adjusted EBITDA ratio are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

In British Columbia, current mineral reserve estimates at Copper Mountain total 346 million tonnes at 0.25% copper and 0.12 grams per tonne gold with approximately 850 thousand tonnes of contained copper and 1.3 million ounces of contained gold. The current mineral reserve estimates continue to support a mine life until 2043, with significant upside potential for future resource conversion and mine life extension beyond 19 years through an additional 125 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 372 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, in each case, exclusive of mineral reserves. In 2025, the planned conversion of the third ball mill to a second SAG mill is anticipated to result in the ramp-up of mill throughput in the second half of the year. The mill throughput is anticipated to ramp up towards 50,000 tonnes per day in 2026. Annual production at the British Columbia operations is expected to average approximately 44,0003  tonnes of copper and 28,6003 ounces of gold over the next three years. Upon completion of Hudbay's optimization activities, 2027 copper production is expected to be 60,0003 tonnes, representing a 127% increase from 2024. 2027 expected copper production is also 20% higher than the production in the most recent technical report as a result of the deferral of higher grades from 2026 to 2027 in connection with the current accelerated stripping schedule.

Consolidated copper production over the next three years is expected to average 144,0003 tonnes, representing an increase of 4% from 2024 levels. The increase is due to higher expected copper production in British Columbia as a result of mill throughput ramp-up throughout 2025 and 2026 and higher grades in 2027 from the accelerated stripping schedule, which more than offsets the depletion of the high-grade Pampacancha deposit in Peru at the end of 2025. Consolidated gold production over the next three years is expected to average 253,0003 ounces, reflecting higher-than-expected annual gold production levels in Manitoba, as compared to prior guidance, a result of continued strong operating performance in Snow Lake.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2025 Guidance	2026 Guidance	2027 Guidance
Peru
Copper	tonnes	80,000 - 97,000	76,000 - 100,000	76,000 - 100,000
Gold	ounces	49,000 - 60,000	16,000 - 21,000	17,000 - 23,000
Silver	ounces	2,475,000 - 3,025,000	1,610,000 - 2,070,000	1,415,000 - 1,915,000
Molybdenum	tonnes	1,300 - 1,500	1,300 - 1,500	1,400 - 1,800

Manitoba
Gold	ounces	180,000 - 220,000	170,000 - 210,000	170,000 - 210,000
Zinc	tonnes	21,000 - 27,000	21,000 - 25,000	21,000 - 27,500
Copper	tonnes	9,000 - 11,000	11,000 - 13,000	12,000 - 14,000
Silver	ounces	800,000 - 1,000,000	750,000 - 950,000	1,000,000 - 1,200,000

British Columbia[2]
Copper	tonnes	28,000 - 41,000	30,000 - 45,000	50,000 - 70,000
Gold	ounces	18,500 - 28,000	20,000 - 30,000	30,000 - 45,000
Silver	ounces	245,000 - 365,000	230,000 - 345,000	455,000 - 680,000

Total
Copper	tonnes	117,000 - 149,000	117,000 - 158,000	138,000 - 184,000
Gold	ounces	247,500 - 308,000	206,000 - 261,000	217,000 - 278,000
Zinc	tonnes	21,000 - 27,000	21,000 - 25,000	21,000 - 27,500
Silver	ounces	3,520,000 - 4,390,000	2,590,000 - 3,365,000	2,870,000 - 3,795,000
Molybdenum	tonnes	1,300 - 1,500	1,300 - 1,500	1,400 - 1,800
[1] Metal reported in concentrate and doré is prior to smelting and refining losses or deductions associated with smelter terms.
[2] Includes 100% of the production from the Copper Mountain mine. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.

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3  Calculated using the mid-point of the annual guidance range.

Advancing Copper World Towards a Sanction Decision

Hudbay received the final major permit required for the development and operation of Copper World in January 2025, and the Company has since commenced a minority joint venture partner process. It is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities as well as the final project design and construction for Copper World. The Company has commenced work to support the definitive feasibility study and progress the project towards a potential sanction decision in 2026.

Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life, and the project generates an after-tax net present value ("NPV") (8%) of $1.7 billion with an internal rate of return ("IRR") of 25.5% using a copper price of $4.25 per pound. Copper World is one of the highest-grade open pit copper projects in the Americas with proven and probable mineral reserves of 385 million tonnes at 0.54% copper. There remains approximately 60% of the total copper contained in measured and indicated mineral resources (exclusive of mineral reserves), providing significant potential for future expansion and mine life extension. Once in production, Copper World is expected to be a meaningful copper producer in the U.S. domestic copper supply chain, which will help secure growing U.S. metal demand related to increased manufacturing capacity, infrastructure development, increased energy independence, domestic battery supply chain and strengthening the nation's security.

Enhancing Stakeholder Relationships at Mason

Hudbay's Mason project in Nevada is one of the largest undeveloped copper porphyry deposits in North America. Based on a preliminary economic assessment ("PEA") completed in 2021, Mason has the potential to be the third largest copper mine in the U.S. once in operation. The PEA contemplates a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. Hudbay continues to advance local stakeholder engagement as well as additional metallurgical studies. While Mason is not as advanced as Copper World, Mason represents a long-term future development asset as part of Hudbay's pipeline of high-quality copper growth opportunities.

Exploration Update

Large Snow Lake Exploration Program Continues to Execute Threefold Strategy

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

• Near-mine exploration at Lalor and 1901 further increase near-term production and extend mine life - Positive initial step out drilling from the exploration drift at the 1901 deposit intersected significant copper-gold mineralization, including 14.3% copper over 2.5 metres and 8.3 grams per tonne gold over 3.2 metres. Additional exploration at 1901 is planned for 2025 targeting additional step-out drill holes to potentially extend the ore body and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves. Follow up drilling at Lalor Northwest continued to intersect copper-gold mineralization, including 16.4 grams per tonne gold over 3.7 metres and 2.6% copper over 3.5 metres. Hudbay continues to drill Lalor down-plunge and Lalor Northwest in 2025 through a surface drill program that is focused on testing the extent of the mineralization.

• Testing regional satellite deposits to utilize available processing capacity and increase production - Hudbay increased its land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. These newly acquired deposits, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill operating at above 2,000 tonnes per day has freed up processing capacity at the Stall mill. There is approximately 1,500 tonnes per day of available capacity at the Stall mill which can be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037.

• Exploring large land package for new anchor deposit to significantly extend mine life - A majority of the newly acquired land claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program in 2025 is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey.

Signed Exploration Agreements with First Nations in Manitoba

Hudbay is proud to have reached exploration agreements with two First Nations groups in Manitoba in 2025:

• Kiciwapa Cree Nation - In February 2025, Hudbay signed its first-ever exploration agreement with the Kiciwapa Cree Nation, reflecting the Company's commitment to meaningful collaboration as Hudbay explores new mineral resources in the Snow Lake and Flin Flon regions.

• Mosakahiken Cree Nation - In April 2025, Hudbay signed an exploration agreement with the Mosakahiken Cree Nation, marking a significant step towards building a relationship based on alignment and transparency on its projects in the region, including the Talbot copper-zinc-gold deposit south of Snow Lake. The signing of this agreement represents a compelling opportunity for Hudbay to enhance future production and extend mine life at its Snow Lake operations through additional exploration activities in the region. A large exploration program at Talbot is planned for this summer.

Unlocking Value through Flin Flon Tailings Reprocessing

Hudbay continues to advance studies to evaluate the opportunity to reprocess Flin Flon tailings where more than 100 million tonnes of tailings have been deposited for over 90 years from the mill and the zinc plant. The studies are evaluating the potential to use the existing Flin Flon concentrator, which is currently on care and maintenance after the closure of the 777 mine in 2022, with flow sheet modifications to reprocess tailings to recover critical minerals and precious metals in an environmentally-friendly manner. The more advanced opportunity relates to the zinc plant tailings where metallurgical test work continues following positive results from the initial confirmatory drill program completed in 2024. The results confirmed the grades of precious metals and critical minerals previously estimated from historical zinc plant records. An early economic study to evaluate the opportunity to reprocess the zinc plant tailings has confirmed the potential for a technically viable reprocessing alternative, and the Company is progressing with further engineering work.

Maria Reyna and Caballito Drill Permits Proceeding Through Regulatory Process

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The Company commenced the drill permitting process at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment (EIA) applications were approved by the government in June 2024 for Maria Reyna and September 2024 for Caballito. This represents one of several steps in the drill permitting process, and the government is targeting completion of the process in 2025.

Normal Course Issuer Bid

Hudbay's board of directors has approved, subject to the approval of the TSX, a normal course issuer bid ("NCIB") for up to 5% of the Company's issued and outstanding common shares. The NCIB will be conducted in accordance with the requirements of the TSX and applicable securities laws, with purchases to be made as appropriate opportunities arise from time to time. Any common shares purchased under the NCIB will be cancelled upon their purchase. Hudbay intends to fund any purchases from its cash flow from operations.

PERU OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Constancia ore mined[1]	tonnes	8,628,279	4,186,058	2,559,547
Copper	%	0.28	0.40	0.31
Gold	g/tonne	0.03	0.04	0.04
Silver	g/tonne	3.14	3.88	2.79
Molybdenum	%	0.02	0.02	0.01
Pampacancha ore mined[1]	tonnes	389,189	4,037,264	2,214,354
Copper	%	0.44	0.63	0.56
Gold	g/tonne	0.26	0.38	0.32
Silver	g/tonne	3.68	6.43	4.64
Molybdenum	%	0.01	0.00	0.02
Total ore mined	tonnes	9,017,468	8,223,322	4,773,901
Strip ratio[2]		1.02	1.22	1.95
Ore milled	tonnes	8,114,024	7,999,453	8,077,962
Copper	%	0.30	0.48	0.36
Gold	g/tonne	0.05	0.20	0.15
Silver	g/tonne	3.22	5.28	3.48
Molybdenum	%	0.01	0.01	0.01
Copper concentrate	tonnes	92,171	148,283	114,099
Concentrate grade	% Cu	22.02	22.92	21.54
Copper recovery	%	84.6	87.8	84.9
Gold recovery	%	56.5	73.3	73.4
Silver recovery	%	66.0	71.4	70.7
Molybdenum recovery	%	35.7	37.1	43.2
Combined unit operating costs[3,4]	$/tonne	11.09	15.25	10.92
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

		Three months ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Contained metal in concentrate produced
Copper	tonnes	20,293	33,988	24,576
Gold	oz	7,869	38,079	29,144
Silver	oz	554,692	969,502	639,718
Molybdenum	tonnes	397	195	397
Payable metal sold
Copper	tonnes	22,890	28,775	23,754
Gold	oz	14,362	37,459	42,677
Silver	oz	714,654	824,613	753,707
Molybdenum	tonnes	448	182	415
Cost per pound of copper produced
Cash cost[1]	$/lb	1.11	1.00	0.43
Sustaining cash cost[1]	$/lb	1.92	1.48	1.02
[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Overview

Copper production was lower than comparable periods but in line with mine plan expectations as the final phase of planned stripping at the Pampacancha deposit was underway during the first quarter of 2025. This resulted in planned lower head grades to the mill as Constancia ore represented a majority of the ore feed during the first quarter of 2025. Peru operations continued to benefit from strong and consistent mill throughput in 2025, averaging approximately 90,200 tonnes processed per day in the first quarter of 2025, partially offsetting the planned lower head grades. The operations continued to deliver strong cost control, resulting in lower combined unit cost compared to the fourth quarter of 2024.

The Company continues to evaluate opportunities to further increase mill throughput after the Peruvian Ministry of Energy and Mines approved a regulatory change in 2024 to allow mining companies in Peru to increase throughput by up to 10% above permitted levels. Hudbay is advancing engineering studies for the construction of a pebble crusher at Constancia commencing in late 2025, which is expected to further increase throughput levels starting in the second half of 2026.

Mining Activities

Total ore mined in the first quarter of 2025 increased by 89% compared to the same period in 2024, in line with mine plan expectations as the Company was advancing planned stripping activities in the first quarter of 2024. Ore mined from Pampacancha during the first quarter of 2025 decreased to 0.4 million tonnes compared with 2.2 million tonnes in the first quarter of 2024, as Hudbay is performing the final stripping phase in the Pampacancha pit prior to depletion in late 2025. Ore mined from Constancia significantly increased during the first quarter of 2025 compared to recent quarters, in line with mine plan expectations.

Milling Activities

The mill continued to maintain high throughput levels averaging approximately 90,200 tonnes per day in the first quarter of 2025. Milled copper and gold grades decreased by 17% and 67%, respectively, in the first quarter of 2025 compared to the same period in 2024, in line with the mine plan due to planned lower ore feed from Pampacancha. The Constancia mill achieved copper recoveries of 85% in the first quarter of 2025, consistent with the same period in 2024 but lower than the fourth quarter due to planned lower grades. Recoveries of gold and silver during the first quarter of 2025 were 57% and 66%, respectively, representing a decrease of 23% and 7%, respectively, compared to the same period in 2024, but remained in line with Hudbay's metallurgical models for the ore types that were being processed.

Production and Sales Performance

The Peru operations produced 20,293 tonnes of copper, 7,869 ounces of gold, 554,692 ounces of silver and 397 tonnes of molybdenum during the first quarter of 2025, in line with mine plan quarterly cadence expectations. Production of copper, gold and silver in the first quarter of 2025 was lower than the same period in 2024 and the most recent quarter due to planned lower grades as a larger portion of lower grade Constancia ore was processed in the current quarter.

Quantities of metal sold during the first quarter of 2025 were lower than the corresponding period in 2024 and the fourth quarter of 2024 primarily due to planned lower production as a result of lower grades. Higher copper concentrate inventories at the port on December 31, 2024 were sold as expected in early 2025, and inventory levels have normalized as of March 31, 2025.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

Cost Performance

Combined mine, mill and G&A unit operating cost in the first quarter of 2025 was $11.09 per tonne, 2% higher than the same period in 2024 primarily due to slightly higher mining and milling costs. Combined mine, mill and G&A unit operating cost was 27% lower than the fourth quarter of 2024 due to a planned semi-annual mill maintenance shutdown in the fourth quarter and lower overall onsite costs.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2025 was $1.11, outperforming quarterly cadence expectations as a result of strong operating cost performances and higher by-product prices.  Cash cost per pound of copper produced, net of by-product credits was higher than the same period in 2024 and the fourth quarter of 2024 due to planned lower copper production and gold by-product credits, partially offset by lower treatment, refining and freight charges.

Sustaining cash cost per pound of copper produced, net of by-product credits, was $1.92 in the first quarter of 2025, an increase compared to the prior periods in 2024 primarily due to the same factors described above for the cash cost variance.

Peru Guidance Outlook

		Three months ended		Guidance
		Mar. 31, 2025	Mar. 31, 2024	Annual 2025
Contained metal in concentrate produced
Copper	tonnes	20,293	24,576	80,000 - 97,000
Gold	oz	7,869	29,144	49,000 - 60,000
Silver	oz	554,692	639,718	2,475,000 - 3,025,000
Molybdenum	tonnes	397	397	1,300 - 1,500
Cost per pound of copper produced
Cash cost[1]	$/lb	1.11	0.43	1.35 - 1.65
[1] Cash cost per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Hudbay is on track to achieve its 2025 production guidance for all metals in Peru. Cash cost for the quarter outperformed the low-end of the 2025 guidance range as a result of strong operating cost performance and higher by-product prices. Hudbay is well positioned to achieve the full year 2025 cash cost guidance range in Peru.

MANITOBA OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Lalor ore mined	tonnes	384,234	422,454	407,708
Gold	g/tonne	5.46	4.61	4.84
Copper	%	0.95	0.95	0.84
Zinc	%	2.42	2.95	2.92
Silver	g/tonne	31.23	31.91	23.44
New Britannia ore milled	tonnes	189,124	185,592	170,409
Gold	g/tonne	7.37	5.99	7.03
Copper	%	1.18	1.17	1.13
Zinc	%	1.00	1.08	0.82
Silver	g/tonne	33.35	33.97	21.60
Copper concentrate	tonnes	14,396	12,345	11,647
Concentrate grade	% Cu	14.02	16.00	15.98
Gold recovery[1]	%	90.3	90.2	88.6
Copper recovery	%	90.3	91.3	96.2
Silver recovery[1]	%	81.6	79.6	82.0
Contained metal in concentrate produced
Gold	oz	26,486	22,011	25,595
Copper	tonnes	2,019	1,975	1,861
Silver	oz	120,237	119,201	77,216
Metal in doré produced[2]
Gold	oz	15,111	12,747	16,495
Silver	oz	45,312	46,431	39,058
Stall ore milled	tonnes	215,286	222,004	219,358
Gold	g/tonne	3.86	3.36	3.07
Copper	%	0.76	0.73	0.64
Zinc	%	3.44	4.62	4.54
Silver	g/tonne	29.53	29.90	24.46
Copper concentrate	tonnes	6,708	7,222	7,167
Concentrate grade	% Cu	21.62	19.01	17.96
Zinc concentrate	tonnes	12,584	16,187	17,838
Concentrate grade	% Zn	49.78	51.80	49.33
Gold recovery	%	70.1	69.6	68.0
Copper recovery	%	88.3	84.4	91.7
Zinc recovery	%	84.7	81.7	88.4
Silver recovery	%	58.7	55.1	59.8
Contained metal in concentrate produced
Gold	oz	18,758	16,680	14,741
Copper	tonnes	1,450	1,372	1,288
Zinc	tonnes	6,265	8,385	8,798
Silver	oz	120,054	117,591	103,549
[1] Gold and silver recovery includes total recovery from concentrate and doré.
[2] Doré includes sludge, slag and carbon fines.

		Three months ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Total contained metal in concentrate and doré produced[1]
Gold	oz	60,354	51,438	56,831
Copper	tonnes	3,469	3,347	3,149
Zinc	tonnes	6,265	8,385	8,798
Silver	oz	285,603	283,223	219,823
Payable metal sold in concentrate and doré
Gold	oz	55,765	50,239	62,003
Copper	tonnes	2,725	3,321	2,921
Zinc	tonnes	4,857	5,261	6,119
Silver	oz	232,255	282,158	231,841
Unit Operating Costs[2]
Lalor	C$/tonne	143.19	141.13	146.74
New Britannia	C$/tonne	68.12	69.09	78.03
Stall	C$/tonne	35.97	46.34	40.69

Combined unit operating costs[3,4]	C$/tonne	214	233	235
Cost per ounce of gold produced
Cash cost[4]	$/oz	376	607	736
Sustaining cash cost[4]	$/oz	626	908	950
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.
[2] Reflects costs per tonne of ore mined/milled.
[3] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[4] Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Overview

The Manitoba operations achieved impressive metal production and cost performance in the first quarter of 2025, significantly exceeding budgeted targets.

The Lalor mine achieved strong production results in the first quarter, averaging 4,300 tonnes per day, demonstrating resilience despite one-off ore handling challenges in March. The mine maintained focus on ore quality, implementing stope modifications and improving mucking productivity rates. A significant focus is on capital development, aimed at securing high-grade copper-gold mineralization from Zone 27 and preparing for the next copper-gold mining front in Zone 17.

The exploration and haulage drifts at 1901 maintained solid development progress towards the deposit in the first quarter of 2025. A recent drill hole from the exploration drift intersected zinc-rich massive sulphides 20 metres earlier than anticipated, confirming planned first ore in the second quarter of 2025. The next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure for full production in 2027.

The New Britannia mill continued its exceptional performance from recent quarters, achieving throughput of approximately 2,100 tonnes per day in the first quarter of 2025. New elongated cyclones were installed at New Britannia during the first quarter, mirroring successful upgrades at the Stall mill, and supporting Hudbay's strategy of low-capital projects to boost throughput and maintain gold recoveries.

At the Stall mill, a slight quarter-over-quarter reduction in throughput occurred as more ore was diverted to New Britannia in the first quarter. However, benefits from recent recovery improvement programs continuing to be realized, with gold recoveries exceeding prior year figures. Efforts continue to optimize recovery, particularly by reducing grind size.

The Flin Flon operations continued to make significant progress on the smelter building demolition project, which began in September 2024, with approximately 50% of the buildings slated for demolition now complete.

A Mining Fundamentals training program was launched in 2025 in partnership with the Northern Manitoba Sector Council. This comprehensive nine-week course, combining essential skills training with hands-on mining experience, has successfully prepared individuals for the mining workforce. Nine participants from the Opaskwayak Cree Nation and the Mosakahiken Cree Nation have completed the program and secured full-time positions at Hudbay's Lalor mine. Hudbay looks forward to the continued success of this program and its positive impact on both the Company's operations and northern Manitoba communities.

Mining Activities

Total ore mined in Manitoba in the first quarter of 2025 was 6% lower than the comparable quarters in 2024 primarily due to temporary ore handling challenges at Lalor in March that were promptly resolved. Gold grades were better than expected resulting in a 13% and 18% increase from the first quarter and fourth quarter of 2024, respectively. Copper, zinc and silver grades were in line with mine plan expectations. The first quarter of 2025 saw significant improvements in ore quality, aligned with improvements in mining techniques, most notably in longhole muck fragmentation, and anticipated higher grade precious metal sequences.

Milling Activities

Consistent with Hudbay's strategy of allocating more Lalor ore feed to New Britannia, the New Britannia mill throughput averaged approximately 2,100 tonnes per day in the first quarter of 2025, approximately 12% increase from the first quarter of 2024 and slightly higher than the fourth quarter of 2024. Gold recovery in the first quarter of 2025 was 90%, representing an increase of 2% compared to the same period in 2024 and in line with the fourth quarter of 2024.

During the first quarter of 2025, the Stall mill processed 2% less ore compared with the same period in 2024, which is aligned with the strategy of allocating more Lalor ore feed to New Britannia, as noted above. The Stall mill achieved gold recoveries of 70% in the first quarter of 2025, reflecting benefits from recent recovery improvement programs.

Production and Sales Performance

The Manitoba operations produced 60,354 ounces of gold, 3,469 tonnes of copper, 6,265 tonnes of zinc and 285,603 ounces of silver during the first quarter of 2025. Compared to the first quarter of 2024, production of gold, copper and silver in the first quarter of 2025 increased by 6%, 10% and 30%, respectively, while production of zinc declined by 29%, consistent with mine sequence and strategy to mine higher amounts of gold ore as well as higher New Britannia throughput. Compared to the fourth quarter of 2024, production of gold meaningfully increased by 17% due to higher grades.

Quantities of metal sold during the first quarter of 2025 were lower for all metals with the exception of silver, as compared to the first quarter of 2024, due to higher copper and zinc concentrate in inventory at the end of March 2025.

Cost Performance

The Manitoba operations continued to drive operating efficiencies, resulting in improved cost performance on both a unit operating basis and on a cash cost basis.

Lalor mining costs during the first quarter of 2025 decreased by 2% compared to the same period in 2024, as a result of efficiency improvements more than offsetting inflationary factors and lower tonnes mined. New Britannia milling costs decreased by 13% during the first quarter of 2025 versus the same period in 2024, primarily as a result of higher throughput as described earlier and lower overall costs. New Britannia milling costs also decreased by 1% compared to the most recent quarter with lower overall costs. Stall milling costs were 12% and 22% lower in the first quarter of 2025 compared to the first quarter and fourth quarter of 2024, respectively, primarily due to lower overall costs. Combined mine, mill and G&A unit operating costs in the first quarter of 2025 were C$214 per tonne, representing a 9% decrease compared to the same period in 2024, primarily due to lower mine and mill costs and higher tonnes milled. In comparison to the fourth quarter of 2024, combined mine, mill and G&A unit operating costs decreased by 8% in the first quarter of 2025, primarily due to lower mine and mill costs.

Cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2025 was $376, a significant 49% decrease compared to the same period in 2024 and a 38% decrease compared to the fourth quarter of 2024 primarily due to higher gold production and lower mining and milling costs as a result of continued operating efficiencies and favorable exchange rates.

Sustaining cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2025 was $626, a 34% decrease compared to the same period in 2024 and a 31% decrease compared to the fourth quarter of 2024, primarily due to the same factors affecting cash cost, partially offset by higher sustaining capital costs during the quarter.

Manitoba Guidance Outlook

		Three months ended		Guidance
		Mar. 31, 2025	Mar. 31, 2024	Annual 2025
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	60,354	56,831	180,000 - 220,000
Copper	tonnes	3,469	3,149	9,000 - 11,000
Zinc	tonnes	6,265	8,798	21,000 - 27,000
Silver[3]	oz	285,603	219,823	800,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4]	$/oz	376	736	650 - 850
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.
[2] Gold production guidance includes gold contained in concentrate produced and gold in doré.
[3] Silver production guidance includes silver contained in concentrate produced and silver in doré.
[4] Combined unit costs, cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

With the impressive operating results in the first quarter of 2025, Hudbay is on track to achieve its 2025 production guidance for all metals in Manitoba. Similarly, with first quarter cash costs outperforming the low end of the cash cost guidance range, Hudbay is well positioned to achieve the 2025 cash cost guidance range in Manitoba.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[5]
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Ore mined[1]	tonnes	2,648,094	2,374,044	3,722,496
Strip ratio[2]		6.73	7.36	4.10
Ore milled	tonnes	2,760,986	2,880,927	3,180,149
Copper	%	0.33	0.26	0.27
Gold	g/tonne	0.10	0.09	0.07
Silver	g/tonne	1.28	0.92	1.19
Copper concentrate	tonnes	31,234	25,554	30,650
Concentrate grade	% Cu	23.0	23.2	22.9
Copper recovery	%	78.3	79.5	83.4
Gold recovery	%	63.4	55.8	61.8
Silver recovery	%	69.8	69.0	72.4
Combined unit operating costs[3,4]	C$/tonne	25.98	23.22	23.67
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[5] Copper Mountain mine results are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.

		Three months ended[2]
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Contained metal in concentrate produced
Copper	tonnes	7,196	5,927	7,024
Gold	oz	5,561	4,644	4,417
Silver	oz	79,480	58,933	88,376
Payable metal sold
Copper	tonnes	6,153	5,831	6,933
Gold	oz	4,965	5,036	3,401
Silver	oz	60,059	43,747	83,300
Cost per pound of copper produced
Cash cost[1]	$/lb	2.44	3.00	3.49
Sustaining cash cost[1]	$/lb	4.24	5.76	4.85
[1] Cash cost and sustaining cash cost, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Copper Mountain mine results are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed an acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.

Overview

Hudbay continues its focus on advancing optimization plans at the Copper Mountain mine, including opening up and optimizing the mine ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. These optimization initiatives have successfully increased the total tonnes moved and improved mill reliability.

Mining activities are focused on continuing to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan. In January, Hudbay completed feasibility engineering to debottleneck and increase the nominal plant capacity to its permitted capacity of 50,000 tonnes per day earlier than contemplated in the most recent technical report. This is expected to be achieved through the conversion of the third ball mill to a second SAG mill, which remains on track for completion in the second half of 2025.

Mining Activities

Total ore mined at Copper Mountain in the first quarter of 2025 was 2.6 million tonnes, a decrease of 29% compared to the first quarter of 2024, as planned, ore stockpiles were utilized as ore feed to the mill while the mine operation team continued to increased waste stripping activities. Total ore mined increased by 12% compared to the fourth quarter of 2024 and total material moved continued to ramp up in the quarter as a result of effective usage of the mining fleet to execute the accelerated stripping program to access higher head grades. The focus in the first quarter of 2025 was on mining efficiencies and operator recruitment to effectively utilize the available haul truck fleet. As a result, total material moved is expected to increase quarter-over-quarter in 2025 as per the mine plan.

Milling Activities

The mill processed 2.8 million tonnes of ore during the first quarter of 2025. Ore processed in the first quarter of 2025 was  lower than the first and fourth quarter of 2024, limited by both planned and unplanned maintenance and elevated clay material which impacted the secondary crushing circuit. In the first quarter of 2025, a number of initiatives were advanced to address these issues and other identified constraints to improve throughput. Several mill initiatives have been implemented in 2025, including crushing circuit chute modifications, recovery improvements, reprogramming the mill expert system, installation of advanced semi-autogenous grinding control instrumentation, redesigned SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream. Progressive improvements are expected to continue through 2025.

Milled copper grades during the first quarter of 2025 were 22% higher than the first quarter of 2024. The accelerated stripping efforts unlocked a high-grade mining sequence during the first quarter of 2025, which reduced the amount of ore processed from stockpile and resulted in the higher grades this quarter compared to 2024. Copper recoveries of 78% were 6% lower than the first quarter of 2024 impacted by ore feed material and the ramp-up periods following the planned and unplanned maintenance shutdowns during the quarter. Milled gold grades were higher in the first quarter of 2025 compared to the same period in 2024, resulting in 3% higher gold recoveries in the first quarter of 2025.

Production and Sales Performance

The British Columbia operations produced 7,196 tonnes of copper, 5,561 ounces of gold and 79,480 ounces of silver. Production of copper and gold increased by 2% and 26%, respectively, compared to the first quarter of 2024 due to higher grades, partially offset by lower mill throughput. Production of silver decreased by 10% compared to the first quarter of 2024 primarily as a result of lower head grades from the use of stockpiled ore. Production of copper, gold and silver increased by 21%, 20% and 35%, respectively compared to the fourth quarter of 2024, largely due to higher grades.

Quantities of copper and silver sold during the first quarter of 2025 were lower by 11% and 28%, respectively, compared to the first quarter of 2024 mainly due to higher copper concentrate inventory at the end of March 2025. Gold quantities sold during the first quarter of 2025 was higher by 46% compared to the first quarter of 2024, in line with the increase in gold production during the quarter.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum. Copper Mountain mine production are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.

Cost Performance

Combined mine, mill and G&A unit operating costs in the first quarter of 2025 were C$25.98 per tonne milled, higher than the first quarter and fourth quarter of 2024. The increase compared to the first quarter of 2024 was primarily due to lower ore milled partially offset by lower costs. The increase compared to the fourth quarter of 2024 was due to higher mining and G&A costs and lower ore milled, partially offset by lower milling costs.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2025 were $2.44 and $4.24, respectively. Cash costs were 30% and 19% lower than in the first and fourth quarter of 2024, respectively, largely due to higher by-product credits and the benefit from the continued focus on optimization efforts. Sustaining cash costs were 13% lower than the first quarter of 2024 mainly as a result of improvements to cash costs partially offset by higher capital including planned higher capitalized stripping costs in accordance with Hudbay's accelerated stripping program to access higher grade ore. Sustaining cash costs were 26% lower than the fourth quarter of 2024 due to the same factors affecting cash costs as well as lower sustaining capital expenditures.

British Columbia Guidance Outlook

		Three months ended[2]		Guidance
		Mar. 31, 2025	Mar. 31, 2024	Annual 2025
Contained metal in concentrate produced
Copper	tonnes	7,196	7,024	28,000 - 41,000
Gold	oz	5,561	4,417	18,500 - 28,000
Silver	oz	79,480	88,376	245,000 - 365,000
Cost per pound of copper produced
Cash cost[1]	$/lb	2.44	3.49	2.45 - 3.45
[1] Cash cost, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Copper Mountain mine results are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.

Hudbay is on track to achieve its 2025 production guidance for all metals in British Columbia, and continues to expect higher production in the second half of the year as the mill improvement projects take effect. With first quarter cash cost at the low-end of the 2025 guidance range, Hudbay is well positioned to achieve the full year 2025 cash cost guidance range in British Columbia.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2025, Hudbay recorded net earnings attributable to owners of $100.4 million compared to net earnings on the same basis of $22.3 million in the first quarter of 2024, representing an increase in net earnings attributable to owners of $78.1 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended March 31, 2025[1]
Increase (decrease) in components of earnings:
Revenues	69.9
Cost of sales
Mine operating costs	8.2
Depreciation and amortization	1.2
Selling and administrative expenses	2.9
Exploration expenses	(1.3)
Re-evaluation adjustment - environmental obligation	(18.1)
Other expenses	11.1
Net finance expense	29.6
Tax expense	(22.8)
Increase in net earnings for the period	80.7
Change in non-controlling interest	(2.6)
Increase in net earnings attributable to owners for the period	78.1
[1]Copper Mountain mine results are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.

Revenue

Revenue for the first quarter of 2025 was $594.9 million, $69.9 million higher than the same period in 2024, primarily due to higher prices for gold and copper. Production levels while lower than the comparative period, are in line with the mine plan for Peru, Manitoba and British Columbia for the first quarter of 2025.

While a majority of revenues continue to be from copper, gold represented a significant portion of total revenues at 38% in the first quarter of 2025. This is as a result of higher gold production and strong leverage to higher gold prices compared to the first quarter of 2024, increasing commodity diversification and improving overall revenues.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2025

Metals prices[1]
Higher copper prices	40.3
Higher gold prices	79.6
Higher zinc prices	2.3
Higher silver prices	4.4
Sales volumes
Lower copper sales volumes	(15.9)
Lower gold sales volumes	(64.0)
Lower zinc sales volumes	(3.0)
Lower silver sales volumes	(1.3)
Other
Molybdenum and other volume and pricing differences	0.1
Variable consideration adjustments	13.7
Effect of lower treatment and refining charges	13.7
Increase in revenue in 2025 compared to 2024	69.9
[1] See discussion below for further information regarding metals prices

Hudbay's revenue by significant product type is summarized below:

	Three months ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Copper	302.3	349.0	285.2
Gold	194.2	199.6	178.1
Zinc	14.3	16.4	14.9
Silver	14.3	15.7	12.2
Molybdenum	20.9	9.1	18.2
Other metals	(0.2)	1.2	-
Revenue from contracts	545.8	591.0	508.6
Amortization of deferred revenue - gold	8.4	14.6	16.4
Amortization of deferred revenue - silver	11.0	11.6	10.6
Amortization of deferred revenue - variable consideration adjustments - prior periods	9.9	-	(3.8)
Pricing and volume adjustments[1]	33.8	(6.4)	20.9
Treatment and refining charges	(14.0)	(25.9)	(27.7)
Revenue	594.9	584.9	525.0
[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges) and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 15 of the consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver the Company may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. Hudbay expects that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

The table below summarizes Hudbay's realized prices for first quarter 2025, fourth quarter of 2024 and the first quarter 2024, respectively:

			Realized prices[1] for the
			Three months ended
Prices		LME QTD 2025[2]	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Copper	$/lb	4.24	4.49	4.09	3.91
Gold[3]	$/oz	2,862	3,002	2,327	1,941
Zinc	$/lb		1.29	1.39	1.07
Silver[3]	$/oz		25.91	23.12	21.52
[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales and the effect of sales which are subject to exposure from fluctuating market prices.
[2] London Metal Exchange average for cash copper and zinc prices.
[3] Sales of gold and silver from Constancia mine are subject to Hudbay's precious metals stream agreement with Wheaton, pursuant to which Hudbay recognizes deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 33 of this MD&A.

In addition to QP hedges, the Company may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, excludes the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in Hudbay's condensed consolidated interim statements of income.

As of March 31, 2025, Hudbay had the following non-QP hedges outstanding:

- Forward sales contracts at the Copper Mountain mine for a total of 1.3 million pounds of copper in April 2025 at an average price of $3.95 per pound; and

- Zero-cost collar program at the Copper Mountain mine for 1.7 million pounds of copper in April 2025 at an average floor price of $3.88 per pound and an average cap price of $4.14 per pound.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended March 31, 2025
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts	302.3	194.2	14.3	14.3	20.9	(0.2)	545.8
Amortization of deferred revenue	-	8.4	-	11.0	-	-	19.4
Pricing and volume adjustments [3]	12.0	22.8	(0.5)	0.8	(1.3)	-	33.8
Revenue, including mark-to-market on QP hedges [4]	314.3	225.4	13.8	26.1	19.6	(0.2)	599.0
Realized non-QP derivative mark-to-market	(1.9)	-	-	-	-	-	(1.9)
By-product credits [5]	312.4	225.4	13.8	26.1	19.6	(0.2)	597.1
Payable metal in concentrate and doré sold [6]	31,768	75,092	4,857	1,006,968	448	-	-
Realized price [7]	4.49	3,002	1.29	25.91	-	-	-
Three months ended December 31, 2024
Revenue from contracts	349.0	199.6	16.4	15.7	9.1	1.2	591.0
Amortization of deferred revenue	-	14.6	-	11.6	-	-	26.2
Pricing and volume adjustments [3]	(6.6)	1.6	(0.3)	(0.7)	(0.4)	-	(6.4)
Revenue, including mark-to-market on QP hedges [4]	342.4	215.8	16.1	26.6	8.7	1.2	610.8
Realized non-QP derivative mark-to-market	(1.3)	(2.9)	-	-	-	-	(4.2)
By-product credits [5]	341.1	212.9	16.1	26.6	8.7	1.2	606.6
Payable metal in concentrate and doré sold [6]	37,927	92,734	5,261	1,150,518	182	-	-
Realized price [7]	4.09	2,327	1.39	23.12	-	-	-
Three months ended March 31, 2024
Revenue from contracts [2]	285.2	178.1	14.9	12.2	18.2	-	508.6
Amortization of deferred revenue	-	16.4	-	10.6	-	-	27.0
Pricing and volume adjustments [3]	4.7	15.3	(0.4)	0.2	1.1	-	20.9
Revenue, including mark-to-market on QP hedges [4]	289.9	209.8	14.5	23.0	19.3	-	556.5
Realized non-QP derivative mark-to-market [5]	-	-	-	-	-	-	-
By-product credits [4]	289.9	209.8	14.5	23.0	19.3	-	556.5
Payable metal in concentrate and doré sold [6]	33,608	108,081	6,119	1,068,848	415	-	-
Realized price [7]	3.91	1,941	1.07	21.52	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per consolidated interim financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.
[5] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

The price, quantity and mix of metals sold affect Hudbay's revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Precious metals - stream sales and realized price breakdown

The following table shows a breakdown of realized prices for precious metals inclusive of stream and offtaker revenue. It further identifies the components of the realized price for stream revenues between the amortized drawdown rate and cash payment rate.

(in $ millions except for realized price and payable metal sold)		Gold		Silver
		Three months ended		Three months ended
Revenue		Mar. 31, 2025	Mar. 31, 2024	Mar. 31, 2025	Mar. 31, 2024
Stream		12.6	24.9	15.6	15.1
Offtaker		212.8	184.9	10.5	7.9
Revenue, including mark-to-market on QP hedges [3]		225.4	209.8	26.1	23.0

Payable metal sold
Stream	oz	9,788	20,123	729,887	726,114
Offtaker	oz	65,304	87,958	277,081	342,734
Total payable metal sold	oz	75,092	108,081	1,006,968	1,068,848

Deferred revenue drawdown rate[1]	$/oz	860	817	15.06	14.56
Cash rate[2]	$/oz	425	420	6.26	6.20
Stream realized price	$/oz	1,285	1,237	21.32	20.76
Offtaker realized price	$/oz	3,259	2,102	37.90	23.05
Realized price	$/oz	3,002	1,941	25.91	21.52
[1] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
[2] The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded.
[3] Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

Subsequent to the variable consideration adjustment recorded on January 1, 2025, the deferred revenue amortization is recorded in Peru at $860 per ounce gold and $15.06 per ounce silver (March 31, 2024 - $817 per ounce gold and $14.56 per ounce silver).

Cost of Sales

Hudbay's detailed cost of sales is summarized as follows:

(in $ millions)	Three months ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Peru
Mining	31.0	47.3	29.2
Milling	44.4	53.6	43.6
Changes in product inventory	13.8	(6.7)	14.1
Depreciation and amortization	68.2	83.2	71.0
G&A	22.6	33.3	23.2
Inventory adjustments	0.4	(0.2)	-
Freight, royalties and other charges	16.3	20.7	18.7
Total Peru cost of sales	196.7	231.2	199.8
Manitoba
Mining	38.3	42.6	44.4
Milling	14.4	16.6	16.5
Changes in product inventory	(1.0)	(0.3)	(0.6)
Depreciation and amortization	23.9	27.2	26.6
Inventory adjustments	-	0.3	-
G&A	15.1	13.0	11.5
Past service costs	-	1.5	-
Freight, royalties and other charges	5.7	7.0	6.2
Total Manitoba cost of sales	96.4	107.9	104.6
British Columbia[1]
Mining	21.9	18.2	28.5
Milling	21.8	25.2	23.4
Changes in product inventory	(0.8)	(3.0)	(4.0)
Depreciation and amortization	16.0	11.8	11.7
G&A	6.6	5.0	3.9
Inventory adjustments	0.8	1.2	-
Freight, royalties and other charges	4.2	3.0	5.1
Total British Columbia cost of sales	70.5	61.4	68.6
Cost of sales	363.6	400.5	373.0

1 Copper Mountain mine results are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A, Hudbay owns 100% of the Copper Mountain mine.

Total cost of sales for the first quarter of 2025 was $363.6 million, reflecting a decrease of $9.4 million compared to the first quarter of 2024. Manitoba cost of sales decreased by $8.2 million in the first quarter of 2025, primarily as a result of lower production resulting in lower mining, milling and depreciation offset by higher G&A during the quarter from higher profit sharing plan costs, compared to the same period of 2024. Peru cost of sales decreased by $3.1 million in the first quarter of 2025, compared to the same period of 2024 mainly due to lower depreciation and G&A costs as a result of planned lower production volumes. This was partially offset by the drawdown of inventory balances from the end of 2024 causing a higher change in product inventory. British Columbia cost of sales increased by $1.9 million primarily driven higher depreciation and G&A, partially offset by lower mining and milling costs caused by higher capitalized waste stripping and a weaker Canadian dollar compared with the same period of 2024.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the first quarter of 2025, other significant variances in expenses, compared to the same period in 2024, include the following:

- Net finance expenses decreased by $29.6 million primarily due to a $8.4 million increase in mark-to-market gain on investments, a decrease in foreign exchange loss by $7.9 million, a $3.5 million decrease in the relative revaluation loss of the gold prepayment liability, a decrease of $3.3 million from interest expense on long-term debt benefiting from the retirement of senior notes and repayment of the Peruvian revolving credit facility in 2024, an increase of $3.1 million from interest income, and a decrease of $1.7 million of stream financing costs.

- Other expenses decreased by $11.1 million primarily due to a decrease of $8.5 million in the write-off of previously capitalized PP&E costs, decrease of $1.2 million in amortization of certain community costs, increase of $1.2 million in the amortization of obligation related to flow through share deferred liability, net of provisions and an increase of $1.1 million in option proceeds from the Marubeni agreement.

- Selling and administrative expenses decreased by $2.9 million reflecting a lower share-based compensation expense as a result of a comparative decrease in share price during the current period, partially offset by adjustments to the performance based multiplier on certain share units.

- Exploration expenses increased by $1.3 million primarily due to Hudbay's planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns, much of which is funded by flow-through financing.

- Re-evaluation adjustment - environmental provision contributed an increase of $18.1 million in expenses compared to the same period in 2024 due to the relative revaluation of the environmental reclamation provision on Hudbay's Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, Hudbay may continue to experience significant quarterly environmental reclamation provision revaluations.

Tax Expense

For the three months ended March 31, 2025, tax expense increased by $22.8 million compared to the same period in 2024. The following table provides further details:

(in $ millions)	Three months ended
	Mar. 31, 2025	Mar. 31, 2024
Current tax expense - income tax	35.2	35.3
Deferred tax expense - income tax[1]	20.7	3.4
Total income tax expense	55.9	38.7
Current tax expense - mining tax	18.6	12.8
Deferred tax recovery - mining tax[1]	(2.4)	(2.2)
Total mining tax expense	16.2	10.6
Tax expense	72.1	49.3
[1] Deferred tax expense (recovery) represents Hudbay's draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.7% to Hudbay's net earnings before taxes of $171.3 million for the year-to-date of 2025 would have resulted in a tax expense of approximately $45.7 million; however, Hudbay recorded an income tax expense of $55.9 million. The primary item causing Hudbay's effective income tax rate to be different than the 26.7% estimated Canadian statutory income tax rate is the following:

- The tax expense with respect to Hudbay's foreign operations is recorded using an income tax rate other than the Canadian statutory income tax rate of 26.7%, resulting in a tax expense of $10.6 million.

Mining Tax Expense

For the year-to-date of 2025, Hudbay recorded a mining tax expense of $16.2 million. Effective mining tax rates can vary significantly based on the composition of Hudbay's earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in Hudbay's various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

Hudbay estimates that the deferred tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, Hudbay has recorded a deferred tax liability as at March 31, 2025, at the tax rate  expected to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

Hudbay estimates that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

Total liquidity substantially increased by 63% to $1,008.5 million at March 31, 2025 from $618.9 million at March 31, 2024.

As at March 31, 2025, Hudbay's liquidity includes $562.6 million in cash, $20.0 million in short-term investments as well as undrawn total availability of $425.9 million under Hudbay's revolving credit facilities.

Senior Unsecured Notes

As at March 31, 2025, Hudbay had $575.0 million aggregate principal amount of 2026 Notes and $542.4 million aggregate principal amount of 2029 Notes.

Senior Secured Revolving Credit Facilities

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for its Canadian and Peruvian businesses on substantially similar terms and conditions. These facilities include an accordion feature that allows Hudbay the option to increase the facility by an additional $150 million at Hudbay's discretion over the four-year term.

As at March 31, 2025, there were nil cash drawings under the Credit Facilities and $24.1 million in letters of credit secured under the Canadian Facility.

As at March 31, 2025, Hudbay was in compliance with its covenants under the Credit Facilities.

C$130 Million Bilateral Letter of Credit Facility

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables Hudbay to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at March 31, 2025, the Manitoba business unit had drawn $52.7 million in letters of credit under the LC Facility.

Surety Bonds and Letters of Credit

As at March 31, 2025, the Arizona business unit had $18.4 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $135.1 million in letters of credit and surety bonds issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $45.7 million in surety bonds issued to support future reclamation and $1.0 million in surety bonds issued to support the hydro used at Copper Mountain mine, and to Fisheries and Oceans Canada for fish monitoring. The British Columbia business unit also had $0.6 million in cash collateralized letters of credit issued with various Canadian financial institutions related to other operating matters.

Working Capital

Working capital increased by $86.7 million to $598.0 million from December 31, 2024 to March 31, 2025, primarily due to a decrease in taxes payable of $64.2 million, an increase in trade and other receivables of $34.2 million mainly related to the timing of receiving statutory receivables, a decrease in trades and other payable of $21.6 million, an increase in cash and cash equivalents of $20.8 million, and a decrease in deferred revenue of $5.8 million. Partially offsetting these items was a decrease in short-term investment of $20.0 million, a decrease in inventories of $15.8 million, a decrease in other financial assets and taxes receivable of $13.0 million, an increase in leases and other liabilities of $6.0 million, an increase other financial liabilities of $2.9 million, and a decrease in prepaid and other expenses of $2.2 million.

Cash Flows

The following table summarizes Hudbay's cash flows for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024:

(in $ millions)	Three months ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Operating cash flow before change in non-cash working capital	163.5	231.5	147.5
Change in non-cash working capital	(38.7)	6.6	(7.9)
Cash generated from operating activities	124.8	238.1	139.6
Cash used in investing activities	(84.3)	(99.6)	(58.9)
Cash used in financing activities	(20.8)	(36.9)	(47.6)
Effect of movement in exchange rates on cash	1.1	(3.1)	1.5
Net increase in cash and cash equivalents	20.8	98.5	34.6

Cash Flow from Operating Activities

Operating cash flow before change in non-cash working capital was $163.5 million during the first quarter of 2025, reflecting an increase of $16.0 million compared to the first quarter of 2024. Cash generated from operating activities was $124.8 million during the first quarter of 2025, a decrease of $14.8 million compared to the same period in 2024. The increase in operating cash flows before change in working capital compared with the first quarter of 2024 was primarily the result of strong realized prices for all metals which more than offset the lower sales volumes. The decrease in cash generated from operating activities compared to the same periods in 2024 is the result of higher cash taxes paid which are function of higher profits in earlier quarters in Peru and Manitoba that were subsequently payable.

Cash Flow from Investing and Financing Activities

During the first quarter of 2025, Hudbay spent $105.1 million in investing and financing activities, primarily driven by $91.4 million in capital expenditures, $13.8 million in purchase of investments, $13.4 million in capitalized lease and equipment financing payments, $3.8 million in community agreement payments and $3.2 million in other financing costs mainly related to Hudbay's Credit Facilities and foreign withholding taxes. These cash outflows were partially offset by cash inflows of $20.0 million from the release of the guaranteed investment certificates and $6.0 million of investment income received.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended			Guidance
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024	Annual
(in $ millions)				2025[2]
Peru sustaining capital expenditures[1]	28.5	29.9	25.2	170.0
Manitoba sustaining capital expenditures	12.5	12.5	9.7	60.0
British Columbia sustaining capital expenditures[1,3]	21.5	29.2	16.3	135.0
Total sustaining capital expenditures	62.5	71.6	51.2	365.0
Arizona capitalized costs	11.4	13.4	4.4	90.0
Peru growth capitalized expenditures	0.9	0.5	0.1	25.0
Manitoba growth capitalized expenditures	2.2	2.3	1.3	15.0
British Columbia growth capitalized expenditures	11.0	4.7	0.3	75.0
Capitalized exploration	1.1	6.7	2.5	10.0
Right-of-use asset and equipment financing additions	15.0	42.3	15.2
Grants accrued	(0.9)	(0.7)	(2.4)
Community agreement additions	-	12.7	1.8
Non-cash capitalized stripping	6.4	6.2	3.8
Other capitalized costs	(0.1)	3.7	-
Total other capitalized expenditures	47.0	91.8	27.0
Total accrued capital additions	109.5	163.4	78.2

Reconciliation to cash capital additions:
Other capitalized costs[2]	(20.5)	(60.5)	(18.4)
Change in capital accruals and other	2.4	(5.9)	2.6

Acquisition of property, plant & equipment - cash	91.4	97.0	62.4
[1] Peru and British Columbia sustaining capital expenditures include capitalized stripping costs.
[2] Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2025, in addition to non-cash deferred stripping
[3] Includes 100% of Copper Mountain mine production. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest and as of the date of this MD&A, Hudbay owns 100% of the Copper Mountain mine.

Total capital additions increased by $31.3 million, in the first quarter of 2025, compared to the same period in 2024, primarily due to higher sustaining capital expenditures at the Copper Mountain mine. In addition, growth capital expenditure at Arizona increase by $7.0 million as The Company commenced work to support the feasibility study and advance the project towards a sanction decision in 2026.

Sustaining capital expenditures in Manitoba during the first quarter of 2025 were $12.5 million, representing an increase of $2.8 million, compared to the same period in 2024 mostly due to higher capital development at Lalor. Sustaining capital expenditures in Peru, during the first quarter of 2025 were $28.5 million, representing an increase of $3.3 million compared to the same period in 2024 as a result of increased civil work projects at Constancia. Sustaining capital expenditures in British Columbia, during the first quarter of 2025 were $21.5 million, which included $14.7 million of capitalized stripping related to Hudbay's planned three-year accelerated stripping campaign to access higher grade ore.

Growth capital spending in Manitoba during the first quarter of 2025 were $2.2 million, representing an increase of $0.9 million compared to the same period in 2024. The increase mainly relates to the development of an exploration access drift at 1901. Growth capital expenditures in Peru, during the first quarter of 2025 were $0.9 million, representing an increase of $0.8 million compared to the same period in 2024. The increase mainly relates to the installation of a pebble crusher to increase mill throughput and rougher cell engineering studies. Growth capital spending in British Columbia during the first quarter of 2025 were $11.0 million, representing an increase of $10.7 million. The increase relates to the conversion of the third ball mill to a second SAG mill at Copper Mountain as part of the continued optimization efforts. Arizona's capital expenditures during the first quarter of 2025 were $11.4 million, mainly related to ongoing carrying costs and feasibility preparation.

Capitalized exploration during the first quarter of 2025 was $1.1 million.

Capital Commitments

As at March 31, 2025, Hudbay had outstanding capital commitments in Canada of approximately $24.7 million, of which $12.6 million can be terminated, approximately $34.4 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $62.2 million in Arizona, primarily related to Hudbay's Copper World project, of which $60.0 can be terminated.

Contractual Obligations

The following table summarizes Hudbay's significant contractual obligations as at March 31, 2025:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,315.1	61.6	659.3	594.2	-
Equipment financing and lease obligations	205.2	83.5	80.8	26.4	14.5
Purchase obligation - capital commitments	121.3	68.5	21.5	20.4	10.9
Purchase obligation - other commitments[3]	1,387.2	523.9	392.9	125.1	345.3
Pension and other employee future benefits obligations[2]	89.5	6.0	12.3	7.7	63.5
Community agreement obligations[4,5]	98.6	19.2	23.7	8.4	47.3
Decommissioning and restoration obligations[5]	478.1	6.0	15.2	10.2	446.7
Total	3,695.0	768.7	1,205.7	792.4	928.2
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments
[2] Discounted.
[3] Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling and fleet and port services.
[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, Hudbay also has the following commitments which impact Hudbay's financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines;

- Participation agreements related to the Copper Mountain mine, and

- Contracts related to future production and sales, such as royalties.

Outstanding Share Data

As of May 8, 2025, the final trading day prior to the date of this MD&A, there were 395,002,063 common shares of Hudbay issued and outstanding. In addition, there were 3,233,964 stock options and 60,544 common share purchase warrants outstanding.

FINANCIAL RISK MANAGEMENT

The Financial Risk Management risks in this MD&A are not exhaustive. Please also refer to the heading "Risk Factors" in Hudbay's most recent Annual Information Form, for a discussion of the additional risk factors that may affect Hudbay's business, operations and financial condition, a copy of which is available on the Company's SEDAR+ and EDGAR profiles.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of Hudbay's eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2025	2024				2023
	Q1	Q4[2]	Q3	Q2	Q1	Q4[2]	Q3[3]	Q2
Production on a copper equivalent basis (tonnes)	58,611	77,769	60,895	47,164	62,120	77,951	71,335	37,530
Average realized copper price ($/lb)	4.49	4.09	4.24	4.56	3.91	3.77	3.77	3.89
Average realized gold price ($/oz)	3,002	2,327	2,582	2,222	1,941	2,062	1,738	1,810
Revenue	594.9	584.9	485.8	425.5	525.0	602.2	480.5	312.2
Gross profit	231.3	184.4	139.8	77.6	152.0	196.8	106.4	22.9
Income (loss) before tax	171.3	103.7	79.7	0.4	67.8	81.0	84.1	(30.7)
Net income (loss)	99.2	19.3	50.4	(20.4)	18.5	33.5	45.5	(14.9)
Net income (loss) - attributable	100.4	21.2	49.8	(16.6)	22.4	30.7	45.1	(14.9)
Adjusted net earnings (loss)[1] - attributable	93.8	70.3	50.3	0.1	59.4	68.6	24.3	(18.3)
Earnings (loss) per share attributable:
Basic and diluted	0.25	0.05	0.13	(0.05)	0.06	0.09	0.13	(0.05)
Adjusted net earnings (loss)[1] per share - attributable	0.24	0.18	0.13	0.00	0.17	0.20	0.07	(0.07)
Operating cash flow before change in non-cash working capital	163.5	231.5	186.3	122.0	147.5	246.5	182.0	55.9
Adjusted EBITDA[1]	287.2	257.3	206.2	145.0	215.0	274.4	190.7	81.2
Adjusted EBITDA LTM[1]	895.7	823.3	839.8	824.3	761.3	647.8	498.5	407.1
[1] Adjusted net earnings (loss) - attributable to owners, adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, and adjusted EBITDA last twelve months ("LTM") are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
[3] The Company acquired Copper Mountain on June 20, 2023, and Q3 2023 represented the first full quarter of Copper Mountain production included in the Company's financial results.

On a quarterly basis, the Company's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals Hudbay produces. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of Hudbay's closed site environmental provision.

During the first quarter of 2025, copper equivalent production decreased to 58,611 tonnes as expected, reflecting lower production of copper, gold and silver primarily related to lower planned grades in Peru as the final stripping phase at the Pampacancha deposit was underway. This was partially offset by higher gold production in Manitoba and record average gold prices and high copper prices which positively impacted gross profits.

The Manitoba operations delivered strong quarterly throughput as expected and unlocked better-than-expected grades, resulting in higher production that exceeded Hudbay's quarterly cadence expectations. Strong cost control, a weakening Canadian dollar and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, in the first quarter of 2025 of $(0.45) and $0.72, respectively, contributing to the increased gross margin and very strong growth in adjusted EBITDA. Higher profits since 2023 in Peru and Canada have resulted in significant cash taxes paid of $117.5 million in the first quarter of 2025, which is reflected in operating cash flow before changes in non-cash working capital. In addition, deleveraging efforts including the repurchases of the Company's senior secured notes over the course of 2024 led to declining net interest cost to service Hudbay's long term debt.

Since acquiring Copper Mountain in June 2023, Hudbay has been executing optimization efforts focused on ramping up the mining fleet to execute a planned accelerated stripping campaign and gain access to higher grades, as well as plant improvement initiatives to improve mill reliability, throughput and recoveries.

During the fourth quarter of 2024, copper equivalent production increased to 77,769 tonnes. Hudbay's Manitoba and Peru operations delivered strong quarterly production as expected and unlocked higher grade helping the Company exceed 2024 annual gold guidance. Strong cost control and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the fourth quarter of 2024 of $0.45 and $1.37, respectively, contributing to Hudbay's outperformance of its improved full year 2024 cost guidance. Furthermore, the settlement of the gold prepayment liability in the third quarter of 2024, allowed Hudbay to capitalize on surging gold prices. Since acquiring Copper Mountain in June 2023, Hudbay has moved to optimization efforts which have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

During the third quarter of 2024, profitability and cash flows grew compared to the second quarter of 2024. This strength was attributable in part to higher gold, copper and zinc production compared to the second quarter of 2024, along with returning strength in commodity prices including record gold prices. These impacts offset planned lower mined grades observed in Peru in the third quarter of 2024 and the higher cash mining taxes paid in Peru resulting from higher profitability over the past several quarters. Strong operating cost control continued into the third quarter of 2024 resulting from a number of operational initiatives and high levels of mill throughput being experienced throughout the business.

During the second quarter of 2024, realized copper and gold prices continued to climb which overcame the decline in sales volumes of concentrate compared to the first quarter of 2024. Expected lower mined grades observed for the same metals in Peru and Manitoba were the primary factor for the decline in production since the first quarter of the year. Cost control remained favourable as Hudbay continued to track within cost guidance given the expected cadence in the year's production profile. Higher mining taxes continued as Hudbay experienced higher profitability over the past several quarters. Lastly, volatile inter-period copper and gold prices led to relatively high mark-to-market adjustments for Hudbay's strategic non-QP hedging program and high share prices for Hudbay's common shares led to higher share-based compensation expenses. This led to a total of $19.5 million in mark-to-market adjustments to be added back in Hudbay's adjusted net earnings - attributable to owners measure.

The first quarter of 2024 and the fourth quarter of 2023 reflected the continuation of strong copper, gold and silver production that commenced in the third quarter of 2023. The increase in copper, gold and silver prices in the first quarter of 2024 also contributed to strong revenue and profitability in the quarter.

Third quarter of 2023 results reflected significantly higher copper and gold production and sales volumes from the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor resulting in a significant increase in Hudbay's revenues, gross profits and earnings.

The second quarter of 2023 benefited from the drawdown of higher-than-normal unsold copper concentrate inventory levels in Peru that had built up due to supply chain disruptions during a short period of social and political unrest in the first quarter of 2023.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze Hudbay's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because Hudbay believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because Hudbay believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable to owners

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, other items that are not indicative of the underlying operating performance of Hudbay's core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the condensed consolidated interim statements of income, to adjusted net earnings attributable to owners of the Company for the three months ended March 31, 2025 and December 31, and March 31, 2024.

	Three months ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net earnings for the period	99.2	19.3	18.5
Tax expense	72.1	84.4	49.3
Earnings before tax	171.3	103.7	67.8
Adjusting items:
Mark-to-market adjustments[1]	(3.1)	(10.3)	12.8
Foreign exchange (gain) loss	(3.1)	17.4	4.8
Re-evaluation adjustment - environmental provision	12.8	2.5	(5.3)
Variable consideration adjustment - stream revenue and accretion	(10.5)	-	4.0
Inventory adjustments	1.2	1.3	-
Restructuring charges	0.1	-	0.9
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.9)	1.0	(0.7)
Write-down/loss on disposal of PP&E	0.6	14.1	9.1
Changes in other provisions (non-capital)	0.7	-	-
Adjusted earnings before income taxes	168.1	129.7	93.4
Tax expense	(72.1)	(84.4)	(49.3)
Tax impact of adjusting items	(2.8)	23.4	13.6
Adjusted net earnings	93.2	68.7	57.7
Adjusted net earnings attributable to non-controlling interest:
Net loss for the period	1.2	1.9	3.8
Adjusting items, including tax impact	(0.6)	(0.3)	(1.6)
Adjusted net earnings - attributable to owners	93.8	70.3	59.9
Adjusted net earnings ($/share) - attributable to owners	0.24	0.18	0.17
Basic weighted average number of common shares outstanding (millions)	395.0	394.0	350.8
[1] Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings - attributable in the first quarter of 2025 of $93.8 million or 0.24 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is net earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. Hudbay calculates adjusted EBITDA by excluding certain adjustments included within Hudbay's adjusted net earnings attributable measure which reflects the underlying performance of Hudbay's core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of Hudbay's operations. However, Hudbay's adjusted EBITDA is not the measure defined as EBITDA under Hudbay's senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings, which is calculated in accordance with IFRS. Hudbay provides adjusted EBITDA to help users analyze their results and to provide additional information about Hudbay's ongoing cash generating potential in order to assess their capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the three months ended March 31, 2025 and December 31, and March 31, 2024:

	Three months ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net earnings for the period	99.2	19.3	18.5
Add back:
Tax expense	72.1	84.4	49.3
Net finance expense	14.4	34.4	44.0
Other expense	5.2	22.1	16.3
Depreciation and amortization	108.1	122.2	109.3
Amortization of deferred revenue and variable consideration adjustment	(29.3)	(26.2)	(23.2)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	12.8	2.5	(5.3)
Inventory adjustments	1.2	1.3	-
Option agreement proceeds (Marubeni)	1.5	-	0.4
Realized loss on non-QP hedges	(1.9)	(4.2)	-
Share-based compensation expense [1]	3.9	1.5	5.7
Adjusted EBITDA	287.2	257.3	215.0
[1] Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents Hudbay's calculation of net debt as at March 31, 2025 and December 31, 2024:

(in $ millions)	Mar. 31, 2025	Dec. 31, 2024
Total long-term debt	1,108.7	1,107.5
Cash and cash equivalents	(562.6)	(541.8)
Short-term investments	(20.0)	(40.0)
Net debt	526.1	525.7

Net Debt to Adjusted EBITDA Ratio

The following table presents Hudbay's calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at March 31, 2025 and December 31, 2024:

(in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2025	Dec. 31, 2024
Net debt	526.1	525.7
Adjusted EBITDA for the last twelve months	895.7	823.3
Net debt to adjusted EBITDA	0.6	0.6

The following table presents the reconciliation of Net earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the twelve months ended March 31, 2025 and December 31, 2024:

	Twelve months ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024
Net earnings for the period	148.5	67.8
Add back:
Tax expense	206.6	183.8
Net finance expense	119.1	148.7
Other expense	46.4	57.4
Depreciation and amortization	425.4	426.6
Amortization of deferred revenue and variable consideration adjustment	(76.5)	(70.5)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	14.6	(3.5)
Inventory adjustments	4.1	2.9
Option agreement proceeds (Marubeni)	1.5	0.4
Realized loss on non-QP hedges	(10.8)	(8.9)
Share-based compensation expense [1]	16.8	18.6
Adjusted EBITDA for the last twelve months	895.7	823.3
[1] Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

The following table presents the calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024
Net earnings (loss) for the period	99.2	19.3	50.4	(20.4)	148.5
Add back:
Tax expense	72.1	84.4	29.3	20.8	206.6
Net finance expense	14.4	34.4	26.0	44.3	119.1
Other expenses	5.2	22.1	7.9	11.2	46.4
Depreciation and amortization	108.1	122.2	97.5	97.6	425.4
Amortization of deferred revenue and variable consideration adjustment	(29.3)	(26.2)	(9.5)	(11.5)	(76.5)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	12.8	2.5	2.0	(2.7)	14.6
Inventory adjustments	1.2	1.3	1.6	-	4.1
Realized loss on non-QP hedges	(1.9)	(4.2)	(2.1)	(2.6)	(10.8)
Option agreement proceeds (Marubeni)	1.5	-	-	-	1.5
Share-based compensation expenses[2]	3.9	1.5	3.1	8.3	16.8
Adjusted EBITDA	287.2	257.3	206.2	145.0	895.7
[1] LTM (last twelve months) as of March 31, 2025.
[2] Share-based compensation expense reflected in cost of sales and administrative expenses.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of its operations. Hudbay's calculation designates copper as the primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay's primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of Hudbay's operations. The economics that support Hudbay's decision to produce and sell copper would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure its operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2025 and December 31, and March 31, 2024. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Peru	44,738	74,931	54,181
Manitoba	7,648	7,379	6,942
British Columbia	15,864	13,067	15,485
Net pounds of copper produced[1]	68,250	95,377	76,608
[1] Contained copper in concentrate.

Consolidated	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	253.7	3.72	308.6	3.23	278.7	3.64
By-product credits	(284.7)	(4.17)	(265.5)	(2.78)	(266.7)	(3.48)
Cash cost, net of by-product credits	(31.0)	(0.45)	43.1	0.45	12.0	0.16

Consolidated	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	91.2	1.34	108.1	1.13	102.1	1.33
Milling	80.6	1.18	95.4	1.00	83.5	1.09
G&A	43.6	0.64	50.6	0.53	38.3	0.50
Onsite costs	215.4	3.16	254.1	2.66	223.9	2.92
Treatment & refining	14.0	0.21	25.9	0.27	27.7	0.36
Freight & other	24.3	0.35	28.6	0.30	27.1	0.36
Cash cost, before by-product credits	253.7	3.72	308.6	3.23	278.7	3.64

Consolidated	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Zinc	13.8	0.20	16.1	0.17	14.6	0.19
Gold[3]	225.4	3.30	212.9	2.23	209.8	2.74
Silver[3]	26.1	0.38	26.6	0.28	23.1	0.30
Molybdenum & other	19.4	0.29	9.9	0.10	19.2	0.25
Total by-product credits	284.7	4.17	265.5	2.78	266.7	3.48
Reconciliation to IFRS:
Cash cost, net of by-product credits	(31.0)		43.1		12.0
By-product credits	284.7		265.5		266.7
Treatment and refining charges	(14.0)		(25.9)		(27.7)
Inventory adjustments	1.2		1.3		-
Share-based compensation expense	0.7		0.7		0.3
Past service costs	-		1.5		-
Change in product inventory	12.0		(10.0)		9.5
Royalties	1.9		2.1		2.9
Depreciation and amortization[4]	108.1		122.2		109.3
Cost of sales[5]	363.6		400.5		373.0
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 32 of this MD&A for these figures.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2025 the variable consideration adjustments amounted to a gain of $9.9 million (three months ended March 31, and December 31, 2024 - loss of $3.8 million).
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

Peru	Three months ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net pounds of copper produced[1]	44,738	74,931	54,181
[1] Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	31.0	0.69	47.3	0.63	29.2	0.54
Milling	44.4	0.99	53.6	0.72	43.6	0.80
G&A	22.5	0.51	33.2	0.44	23.1	0.43
Onsite costs	97.9	2.19	134.1	1.79	95.9	1.77
Treatment & refining	6.7	0.15	16.0	0.21	15.0	0.28
Freight & other	15.2	0.34	19.2	0.25	16.6	0.30
Cash cost, before by-product credits	119.8	2.68	169.3	2.25	127.5	2.35
By-product credits	(70.2)	(1.57)	(94.0)	(1.25)	(104.3)	(1.92)
Cash cost, net of by-product credits	49.6	1.11	75.3	1.00	23.2	0.43

Peru	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	35.0	0.78	68.5	0.91	69.5	1.28
Silver[3]	15.6	0.35	16.8	0.22	15.6	0.29
Molybdenum	19.6	0.44	8.7	0.12	19.2	0.35
Total by-product credits	70.2	1.57	94.0	1.25	104.3	1.92
Reconciliation to IFRS:
Cash cost, net of by-product credits	49.6		75.3		23.2
By-product credits	70.2		94.0		104.3
Treatment and refining charges	(6.7)		(16.0)		(15.0)
Inventory adjustments	0.4		(0.2)		-
Share-based compensation expenses	0.1		0.1		0.1
Change in product inventory	13.8		(6.7)		14.1
Royalties	1.1		1.5		2.1
Depreciation and amortization[4]	68.2		83.2		71.0
Cost of sales[5]	196.7		231.2		199.8
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 32 of this MD&A.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per the consolidated interim financial statements.

British Columbia	Three months ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net pounds of copper produced[1]	15,864	13,067	15,485
[1] Contained copper in concentrate.

British Columbia	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	21.9	1.38	18.2	1.39	28.5	1.85
Milling	21.8	1.37	25.2	1.93	23.4	1.51
G&A	6.3	0.40	4.6	0.35	3.9	0.25
Onsite costs	50.0	3.15	48.0	3.67	55.8	3.61
Treatment & refining	3.6	0.23	3.4	0.26	3.5	0.22
Freight & other	3.4	0.21	2.4	0.19	4.3	0.28
Cash cost, before by-product credits	57.0	3.59	53.8	4.12	63.6	4.11
By-product credits	(18.3)	(1.15)	(14.6)	(1.12)	(9.6)	(0.62)
Cash cost, net of by-product credits	38.7	2.44	39.2	3.00	54.0	3.49

British Columbia	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	16.1	1.01	13.3	1.02	7.6	0.49
Silver	2.2	0.14	1.3	0.10	2.0	0.13
Total by-product credits	18.3	1.15	14.6	1.12	9.6	0.62
Reconciliation to IFRS:
Cash cost, net of by-product credits	38.7		39.2		54.0
By-product credits	18.3		14.6		9.6
Treatment and refining charges	(3.6)		(3.4)		(3.5)
Inventory adjustments	0.8		1.2		-
Change in product inventory	(0.8)		(3.0)		(4.0)
Share based payment	0.3		0.4		-
Royalties	0.8		0.6		0.8
Depreciation and amortization[3]	16.0		11.8		11.7
Cost of sales[4]	70.5		61.4		68.6
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 32 of this MD&A.
[3] Depreciation is based on concentrate sold.
[4] As per consolidated interim financial statements.

Consolidated	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(31.0)	(0.45)	43.1	0.45	12.0	0.16
Cash sustaining capital expenditures	78.2	1.14	85.3	0.89	62.3	0.80
Royalties	1.9	0.03	2.1	0.03	2.9	0.04
Sustaining cash cost, net of by-product credits	49.1	0.72	130.5	1.37	77.2	1.00
Corporate selling and administrative expenses & regional costs	15.3	0.22	11.6	0.12	18.1	0.24
Accretion and amortization of decommissioning and community agreements[1]	2.0	0.03	3.7	0.04	4.0	0.05
All-in sustaining cash cost, net of by-product credits	66.4	0.97	145.8	1.53	99.3	1.29
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	68.2		127.6		46.2
Capitalized stripping net additions	41.3		35.8		32.0
Total accrued capital additions	109.5		163.4		78.2
Less other non-sustaining capital costs[2]	47.0		91.8		27.0
Total sustaining capital costs	62.5		71.6		51.2
Capitalized lease & equipment financing cash payments - operating sites	12.8		10.3		8.3
Community agreement cash payments [3]	0.8		0.7		0.8
Accretion and amortization of decommissioning and restoration obligations [4]	2.1		2.7		2.0
Cash sustaining capital expenditures	78.2		85.3		62.3
[1] Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.
[2] Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.
[3] Amortization for community agreements relating to current operations.
[4] Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	49.6	1.11	75.3	1.00	23.2	0.43
Cash sustaining capital expenditures	35.3	0.79	34.3	0.46	29.8	0.55
Royalties	1.1	0.02	1.5	0.02	2.1	0.04
Sustaining cash cost per pound of copper produced	86.0	1.92	111.1	1.48	55.1	1.02

British Columbia	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	38.7	2.44	39.2	3.00	54.0	3.49
Cash sustaining capital expenditures	27.8	1.75	35.4	2.71	20.3	1.31
Royalties	0.8	0.05	0.6	0.05	0.8	0.05
Sustaining cash cost per pound of copper produced	67.3	4.24	75.2	5.76	75.1	4.85

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for Hudbay's Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of Hudbay's Manitoba operation. The economics that support its decision to produce and sell gold would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay's operating performance at its Manitoba operation versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2025 and December 31, and March 31, 2024. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net ounces of gold produced[1]	60,354	51,438	56,831
[1] Contained gold in concentrate and doré.

Manitoba	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1	$ millions	$/oz1
Mining	38.3	634	42.6	828	44.4	780
Milling	14.4	239	16.6	323	16.5	290
G&A	14.8	245	12.8	249	11.3	200
Onsite costs	67.5	1,118	72.0	1,400	72.2	1,270
Treatment & refining	3.7	61	6.5	126	9.2	162
Freight & other	5.7	95	7.0	136	6.2	109
Cash cost, before by-product credits	76.9	1,274	85.5	1,662	87.6	1,541
By-product credits	(54.2)	(898)	(54.3)	(1,055)	(45.7)	(805)
Gold cash cost, net of by-product credits	22.7	376	31.2	607	41.9	736

Manitoba	Three months ended
Supplementary cash cost information	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
	$ millions	$/oz [1]	$ millions	$/oz1	$ millions	$/oz [1]
By-product credits[2]:
Copper	32.3	535	28.5	554	25.6	451
Zinc	13.8	228	16.1	313	14.6	257
Silver	8.3	138	8.5	165	5.5	97
Other	(0.2)	(3)	1.2	23	-	-
Total by-product credits	54.2	898	54.3	1,055	45.7	805
Reconciliation to IFRS:
Cash cost, net of by-product credits	22.7		31.2		41.9
By-product credits	54.2		54.3		45.7
Treatment and refining charges	(3.7)		(6.5)		(9.2)
Past service costs	-		1.5		-
Share-based compensation expenses	0.3		0.2		0.2
Inventory adjustments	-		0.3		-
Change in product inventory	(1.0)		(0.3)		(0.6)
Depreciation and amortization[3]	23.9		27.2		26.6
Cost of sales[4]	96.4		107.9		104.6
[1] Per ounce of gold produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 32 of this MD&A.
[3] Depreciation is based on concentrate sold.
[4] As per consolidated interim financial statements.

Manitoba	Three months ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	22.7	376	31.2	607	41.9	736
Cash sustaining capital expenditures	15.1	250	15.5	301	12.2	214
Sustaining cash cost per ounce of gold produced	37.8	626	46.7	908	54.1	950

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess Hudbay's cost structure and margins and compare it to similar information provided by other companies in the industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2025 and December 31, and March 31, 2024.

Peru	Three months ended
(in millions except ore tonnes milled and unit cost per tonne)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Combined unit cost per tonne processed
Mining	31.0	47.3	29.2
Milling	44.4	53.6	43.6
G&A1	22.5	33.2	23.1
Less: Other G&A2	(7.9)	(12.1)	(7.7)
Unit cost	90.0	122.0	88.2
Tonnes ore milled	8,114	7,999	8,078
Combined unit cost per tonne	11.09	15.25	10.92
Reconciliation to IFRS:
Unit cost	90.0	122.0	88.2
Freight & other	15.2	19.2	16.6
Other G&A	7.9	12.1	7.7
Share-based compensation expenses	0.1	0.1	0.1
Inventory adjustments	0.4	(0.2)	-
Change in product inventory	13.8	(6.7)	14.1
Royalties	1.1	1.5	2.1
Depreciation and amortization	68.2	83.2	71.0
Cost of sales[3]	196.7	231.2	199.8
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per consolidated interim financial statements.

Manitoba	Three months ended
(in millions except tonnes ore milled and unit cost per tonne)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Combined unit cost per tonne processed
Mining	38.3	42.6	44.4
Milling	14.4	16.6	16.5
G&A1	14.8	12.8	11.3
Less: Other G&A related to profit sharing costs	(7.2)	(4.0)	(4.1)
Unit cost	60.3	68.0	68.1
USD/CAD implicit exchange rate	1.43	1.39	1.35
Unit cost - C$	86.5	95.0	91.7
Tonnes ore milled	404,410	407,596	389,767
Combined unit cost per tonne - C$	214	233	235
Reconciliation to IFRS:
Unit cost	60.3	68.0	68.1
Freight & other	5.7	7.0	6.2
Other G&A related to profit sharing	7.2	4.0	4.1
Share-based compensation expenses	0.3	0.2	0.2
Inventory adjustments	-	0.3	-
Past service costs	-	1.5	-
Change in product inventory	(1.0)	(0.3)	(0.6)
Depreciation and amortization	23.9	27.2	26.6
Cost of sales[2]	96.4	107.9	104.6
[1] G&A as per cash cost reconciliation above.
[2] As per consolidated interim financial statements.

British Columbia	Three months ended
(in millions except tonnes ore milled and unit cost per tonne)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Combined unit cost per tonne processed
Mining	21.9	18.2	28.5
Milling	21.8	25.2	23.4
G&A1	6.3	4.6	3.9
Unit cost	50.0	48.0	55.8
USD/CAD implicit exchange rate	1.43	1.38	1.35
Unit cost - C$	71.7	66.9	75.3
Tonnes ore milled	2,761	2,881	3,180
Combined unit cost per tonne - C$	25.98	23.22	23.67
Reconciliation to IFRS:
Unit cost	50.0	48.0	55.8
Freight & other	3.4	2.4	4.3
Change in product inventory	(0.8)	(3.0)	(4.0)
Shared based compensation	0.3	0.4	-
Inventory adjustments	0.8	1.2	-
Royalties	0.8	0.6	0.8
Depreciation and amortization	16.0	11.8	11.7
Cost of sales[2]Cost of sales[2]	70.5	61.4	68.6
[1] G&A as per cash cost reconciliation above.
[2] As per consolidated interim financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards issued but not yet effective

For information on new standards issued but not yet effective, refer to note 3 of Hudbay's March 31, 2025 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis based on its experience and other factors, including expectations of future events that Hudbay believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of Hudbay's financial condition and results of operations because they require Hudbay to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of Hudbay's March 31, 2025 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

Hudbay did not make any changes to ICFR during the three months ended March 31, 2025 that materially affected or are reasonably likely to materially affect Hudbay's ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, Hudbay's ability to advance and complete the optimization of the Copper Mountain mine operation, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, the possibility of and expectations regarding the results of any challenges to the permits for the Copper World project, the expected benefits of the sanctioning of Copper World project, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, and the potential utilization of excess capacity at the Stall mill, the receipt of TSX approval of the NCIB, as well as any potential Share purchases under the NCIB, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and Hudbay's expectations resulting therefrom, expectations regarding Hudbay's ability to further reduce greenhouse gas emissions, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;

- no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits and/or the pursuit of a potential minority joint venture partner;

- Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at the Maria Reyna and Caballito properties;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of Hudbay's processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals Hudbay produces;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including but not limited to forest fires that may affect the regions in which Hudbay operates;

- the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt, as needed;

- the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at Hudbay's operations;

- maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

- maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at Hudbay's various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Persons and NI 43-101

The technical and scientific information in this MD&A related to Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The technical and scientific information in this MD&A related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo, Director, Global Exploration and Resource Evaluation. Mr. Brulotte is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for Hudbay's material properties as filed by the Company on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Readers should be aware that the Mason PEA referred to in this MD&A is preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Consolidated Financial Condition ($ millions)
Cash and cash equivalents and short-term investments		$582.6	$581.8	$581.8	$483.3	$523.8	$284.4	$249.8	$249.8	$245.2	$179.7	$255.6
Total long-term debt		1,108.7	1,107.5	1,107.5	1,108.9	1,155.6	1,278.6	1,287.5	1,287.5	1,377.4	1,370.7	1,225.0
Net debt[1]		526.1	525.7	525.7	625.6	631.8	994.2	1,037.7	1,037.7	1,132.2	1,190.9	969.5
Consolidated Financial Performance ($ millions except per share amounts)
Revenue		$594.9	$2,021.2	$584.9	$485.8	$425.5	$525.0	$1,690.0	$602.2	$480.5	$312.2	$295.2
Cost of sales		363.6	1,467.4	400.5	346.0	347.9	373.0	1,297.5	405.4	374.1	289.3	228.7
Earnings (loss) before tax		171.3	251.6	103.7	79.7	0.4	67.8	151.8	81.0	84.1	(30.7)	17.4
Net income (loss) earnings		99.2	67.8	19.3	50.4	(20.4)	18.5	69.5	33.5	45.5	(14.9)	5.5
Net (loss) earnings attributable to owners[1]		100.4	76.7	21.2	49.8	(16.6)	22.3	66.4	30.7	45.1	(14.9)	5.5
Basic and diluted earnings (loss) per share attributable to owners		$0.25	$0.20	$0.05	$0.13	$(0.05)	$0.06	$0.22	$0.09	$0.13	$(0.05)	$0.02
Adjusted earnings (loss) per share attributable to owners [1]		$0.24	$0.48	$0.18	$0.13	$0.00	$0.17	$0.23	$0.20	$0.07	$(0.07)	$0.00
Operating cash flow before change in non-cash working capital		163.5	691.1	231.5	188.3	123.6	147.5	570.0	246.5	182.0	55.9	85.6
Adjusted EBITDA [1]		287.2	823.3	257.3	206.2	145.0	215.0	647.8	274.4	190.7	81.2	101.9
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	30,958	137,943	43,262	31,354	28,578	34,749	131,691	45,450	41,964	21,715	22,562
Gold	ounces	73,784	332,240	94,161	89,073	58,614	90,392	310,429	112,776	101,417	48,996	47,240
Silver	ounces	919,775	3,983,851	1,311,658	985,569	738,707	947,917	3,575,234	1,197,082	1,063,032	612,310	702,809
Zinc	tonnes	6,265	33,339	8,385	8,069	8,087	8,798	34,642	5,747	10,291	8,758	9,846
Molybdenum	tonnes	397	1,323	195	362	369	397	1,566	397	466	414	289
Payable metal in concentrate and doré sold
Copper	tonnes	31,768	125,094	37,927	27,760	25,799	33,608	124,996	44,006	39,371	23,078	18,541
Gold	ounces	75,092	335,342	92,734	73,232	61,295	108,081	276,893	104,840	74,799	47,533	49,720
Silver	ounces	1,006,968	3,549,816	1,150,518	663,413	667,036	1,068,848	3,145,166	1,048,877	748,955	805,448	541,884
Zinc [3]	tonnes	4,857	25,120	5,261	8,607	5,133	6,119	28,779	7,385	7,125	8,641	5,628
Molybdenum	tonnes	448	1,287	182	343	347	415	1,462	468	426	314	254
Cash cost [1]	$/lb	$(0.45)	$0.46	$0.45	$0.18	$1.14	$0.16	$0.80	$0.16	$1.10	$1.60	$0.85
Sustaining cash cost [1]	$/lb	$0.72	$1.62	$1.37	$1.71	$2.65	$1.00	$1.72	$1.09	$1.89	$2.73	$1.83
All-in sustaining cash cost [1]	$/lb	$0.97	$1.88	$1.53	$1.95	$3.07	$1.29	$1.92	$1.31	$2.04	$2.98	$2.07

1Net debt, adjusted earnings (loss) per share attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.
4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Peru Operations
Constancia ore mined[1]	tonnes	8,628,279	15,046,190	4,186,058	3,022,931	5,277,654	2,559,547	9,265,954	973,176	1,242,198	3,647,399	3,403,181
Copper	%	0.28	0.34	0.40	0.36	0.29	0.31	0.32	0.30	0.30	0.31	0.34
Gold	g/tonne	0.03	0.04	0.04	0.04	0.03	0.04	0.04	0.04	0.04	0.04	0.04
Silver	g/tonne	3.14	3.08	3.88	3.20	2.50	2.79	2.53	2.26	2.91	2.49	2.52
Molybdenum	%	0.02	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	389,189	9,317,499	4,037,264	1,777,092	1,288,789	2,214,354	14,756,416	5,556,613	5,894,013	2,408,495	897,295
Copper	%	0.44	0.55	0.63	0.48	0.41	0.56	0.51	0.56	0.53	0.36	0.49
Gold	g/tonne	0.26	0.32	0.38	0.27	0.20	0.32	0.33	0.32	0.30	0.34	0.52
Silver	g/tonne	3.68	5.61	6.43	6.23	3.83	4.64	4.28	4.84	4.22	2.81	5.12
Molybdenum	%	0.01	0.01	0.00	0.01	0.02	0.02	0.01	0.01	0.02	0.02	0.01
Strip Ratio		1.02	1.78	1.22	2.62	1.74	1.95	1.51	1.26	1.36	1.74	1.84
Ore milled	tonnes	8,114,024	31,933,624	7,999,453	8,137,248	7,718,962	8,077,962	30,720,929	7,939,044	7,895,109	7,223,048	7,663,728
Copper	%	0.30	0.36	0.48	0.32	0.30	0.36	0.39	0.48	0.43	0.31	0.33
Gold	g/tonne	0.05	0.14	0.20	0.11	0.07	0.15	0.16	0.25	0.21	0.09	0.08
Silver	g/tonne	3.22	3.84	5.28	3.70	2.85	3.48	3.62	4.20	3.75	2.78	3.69
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.01
Copper recovery	%	84.6	85.0	87.8	82.6	83.1	84.9	84.2	87.4	85.2	80.0	81.7
Gold recovery	%	56.5	70.7	73.3	68.1	61.4	73.4	71.8	77.6	74.8	61.1	56.8
Silver recovery	%	66.0	68.8	71.4	67.0	63.9	70.7	70.0	78.0	73.2	65.1	60.7
Molybdenum recovery	%	35.7	41.7	37.1	39.0	46.3	43.2	35.8	33.6	37.2	40.5	34.8
Contained metal in concentrate
Copper	tonnes	20,293	99,001	33,988	21,220	19,217	24,576	100,487	33,207	29,081	17,682	20,517
Gold	ounces	7,869	98,226	38,079	20,331	10,672	29,144	114,218	49,418	40,596	12,998	11,206
Silver	ounces	554,692	2,708,262	969,502	648,209	450,833	639,718	2,505,229	836,208	697,211	419,642	552,167
Molybdenum	tonnes	397	1,323	195	362	369	397	1,566	397	466	414	289
Payable metal sold
Copper	tonnes	22,890	88,138	28,775	18,803	16,806	23,754	96,213	31,200	27,490	21,207	16,316
Gold	ounces	14,362	103,364	37,459	9,795	13,433	42,677	97,176	38,114	32,757	14,524	11,781
Silver	ounces	714,654	2,343,820	824,613	365,198	400,302	753,707	2,227,419	703,679	460,001	671,532	392,207
Molybdenum	tonnes	448	1,287	182	343	347	415	1,462	468	426	314	254
Unit cost [2,3]	$/tonne	$11.09	$12.91	$15.25	$12.78	$12.68	$10.92	$12.47	$12.24	$12.20	$14.07	$11.47
Peru cash cost[3]	$/lb	$1.11	$1.18	$1.00	$1.80	$1.78	$0.43	$1.07	$0.54	$0.83	$2.14	$1.36
Peru sustaining cash cost[3]	$/lb	$1.92	$1.86	$1.48	$2.78	$2.61	$1.02	$1.81	$1.21	$1.51	$3.06	$2.12
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.
[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2025	2024 [1]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [1]	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Manitoba Operations
Lalor ore mined	tonnes	384,234	1,626,935	422,454	411,295	385,478	407,708	1,526,729	372,384	367,491	413,255	373,599
Gold	g/tonne	5.46	4.68	4.61	5.45	3.75	4.84	4.74	5.92	5.08	4.07	3.96
Copper	%	0.95	0.85	0.95	0.91	0.69	0.84	0.86	1.04	1.02	0.81	0.57
Zinc	%	2.42	2.84	2.95	2.73	2.76	2.92	3.00	2.20	3.31	3.14	3.32
Silver	g/tonne	31.23	27.14	31.91	30.45	22.29	23.44	24.51	28.92	27.80	23.27	18.24
Stall Concentrator:
Ore milled	tonnes	215,286	893,510	222,004	222,621	229,527	219,358	965,567	228,799	255,516	238,633	242,619
Gold	g/tonne	3.86	3.42	3.36	4.23	3.02	3.07	3.45	4.22	3.70	3.12	2.78
Copper	%	0.76	0.71	0.73	0.89	0.59	0.64	0.74	0.73	0.77	0.85	0.59
Zinc	%	3.44	4.33	4.62	4.12	4.05	4.54	4.36	3.20	4.88	4.47	4.81
Silver	g/tonne	29.53	26.54	29.90	30.20	21.74	24.46	24.19	28.63	28.82	22.15	17.14
Gold recovery	%	70.1	68.6	69.6	70.5	65.5	68.0	64.8	67.5	67.8	59.9	61.9
Copper recovery	%	88.3	87.4	84.4	88.3	85.4	91.7	90.4	92.0	93.9	88.5	87.0
Zinc recovery	%	84.7	86.2	81.7	88.1	87.1	88.4	82.2	78.5	82.6	82.2	84.4
Silver recovery	%	58.7	56.8	55.1	57.8	54.2	59.8	61.4	61.8	64.9	60.3	56.3
New Britannia Concentrator:
Ore milled	tonnes	189,124	715,198	185,592	191,298	167,899	170,409	596,912	165,038	146,927	141,905	143,042
Gold	g/tonne	7.37	6.29	5.99	6.77	5.31	7.03	6.76	8.03	6.93	5.82	6.05
Copper	%	1.18	1.04	1.17	0.93	0.94	1.13	1.03	1.46	1.22	0.77	0.61
Zinc	%	1.00	0.99	1.08	1.12	0.92	0.82	0.84	0.85	0.90	0.85	0.76
Silver	g/tonne	33.35	27.78	33.97	30.24	24.42	21.60	25.11	27.97	23.88	25.79	22.39
Gold recovery - concentrate and doré	%	90.3	89.7	90.2	90.0	90.0	88.6	88.6	89.0	88.8	88.6	87.9
Copper recovery	%	90.3	93.6	91.3	92.8	94.4	96.2	93.3	91.6	97.4	91.2	91.7
Silver recovery - concentrate and doré	%	81.6	80.9	79.6	79.9	83.1	82.0	81.5	83.2	82.0	79.6	80.9
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate and doré produced[5]
Gold	ounces	60,354	214,225	51,438	62,468	43,488	56,831	187,363	59,863	56,213	35,253	36,034
Copper	tonnes	3,469	12,536	3,347	3,398	2,642	3,149	12,154	3,735	3,580	2,794	2,045
Zinc	tonnes	6,265	33,339	8,385	8,069	8,087	8,798	34,642	5,747	10,291	8,758	9,846
Silver	ounces	285,603	995,090	283,223	281,397	210,647	219,823	851,723	255,579	264,752	180,750	150,642
Total Manitoba payable metal sold in concentrate and doré
Gold	ounces	55,765	212,243	50,239	57,238	42,763	62,003	171,297	63,635	36,713	33,009	37,939
Copper	tonnes	2,725	11,602	3,321	2,931	2,429	2,921	10,708	3,687	2,925	1,871	2,225
Zinc[1]	tonnes	4,857	25,120	5,261	8,607	5,133	6,119	28,779	7,385	7,125	8,641	5,628
Silver	ounces	232,255	956,460	282,158	244,974	197,486	231,841	728,304	246,757	197,952	133,916	149,677
Combined unit cost [2,3]	C$/tonne	$214	$226	$233	$211	$225	$235	$217	$216	$217	$220	$216
Gold cash cost [3]	$/oz	$376	$606	$607	$372	$771	$736	$727	$434	$670	$1,097	$938
Sustaining gold cash cost [3]	$/oz	$626	$868	$908	$553	$1,163	$950	$1,077	$788	$939	$1,521	$1,336
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.
[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding. [5] Metal reported in concentrate is prior to deductions associated with smelter terms

		Q1 2025	2024 [6]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [6]	Q4 2023	Q3 2023	Q2 2023 [5]	Q1 2023
British Columbia Operations [4]
Ore mined[1]	tonnes	2,648,094	11,360,125	2,374,044	3,098,863	2,164,722	3,722,496	6,975,389	2,627,398	3,792,568	555,423	-
Strip Ratio		6.73	5.98	7.36	6.05	7.61	4.10	3.82	5.34	2.96	-	-
Ore milled	tonnes	2,760,986	12,656,679	2,880,927	3,363,176	3,232,427	3,180,149	6,862,152	3,261,891	3,158,006	442,255	-
Copper	%	0.33	0.25	0.26	0.24	0.25	0.27	0.35	0.33	0.36	0.36	-
Gold	g/tonne	0.10	0.08	0.09	0.09	0.07	0.07	0.07	0.06	0.08	0.08	-
Silver	g/tonne	1.28	0.96	0.92	0.73	1.01	1.19	1.36	1.36	1.40	1.07	-
Copper recovery	%	78.3	82.4	79.5	84.1	82.3	83.4	79.7	78.8	80.90	77.69	-
Gold recovery	%	63.4	60.5	55.8	67.3	57.2	61.8	55.9	54.1	56.10	67.90	-
Silver recovery	%	69.8	71.8	69.0	71.2	73.9	72.4	73.0	73.8	71.30	78.60	-
Contained metal in concentrate produced
Copper	tonnes	7,196	26,406	5,927	6,736	6,719	7,024	19,050	8,508	9,303	1,239	-
Gold	ounces	5,561	19,789	4,644	6,274	4,454	4,417	8,848	3,495	4,608	745	-
Silver	ounces	79,480	280,499	58,933	55,963	77,227	88,376	218,282	105,295	101,069	11,918	-
Payable metal sold
Copper	tonnes	6,153	25,354	5,831	6,026	6,564	6,933	18,075	9,119	8,956	-	-
Gold	ounces	4,965	19,735	5,036	6,199	5,099	3,401	8,420	3,091	5,329	-	-
Silver	ounces	60,059	249,536	43,747	53,241	69,248	83,300	189,443	98,441	91,002	-	-
Combined unit cost [2,3]	C$/tonne	$25.98	$20.39	$23.22	$15.58	$19.65	$23.67	$21.38	$20.90	$24.88	-	-
Cash cost[3]	$/lb	$2.44	$2.74	$3.00	$1.81	$2.67	$3.49	$2.49	$2.67	$2.67	-	-
Sustaining cash cost [3]	$/lb	$4.24	$5.29	$5.76	$5.06	$5.56	$4.85	$3.41	$3.93	$3.39	-	-
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.
[4] Includes 100% of Copper Mountain mine production. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed an acquisition of the remaining 25% interest and as of the date of this MD&A Hudbay owns 100% of the Copper Mountain mine.
[5] Production results from Copper Mountain operations represents the period from the June 20, 2023 acquisition date through to the end of the second quarter of 2023.
[6] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.